Exhibit 1.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

January 20, 2011

In this Management’s Discussion and Analysis (MD&A), “we”, “Nordion”, and “the Company” refer to Nordion Inc., formerly MDS Inc.  This MD&A explains the results of operations for the year ended October 31, 2010, and its financial position as of October 31, 2010, and should be read in conjunction with the audited consolidated financial statements and related note disclosures for the same period. Readers are also referred to the unaudited quarterly financial statements and quarterly MD&As for fiscal 2010, the Company’s Annual Information Form for fiscal 2010 (AIF), and the Company’s Annual Report on Form 40-F. Each of these documents is available on Nordion’s website at www.nordion.com or at www.sedar.com and www.sec.gov.

Our MD&A is intended to enable readers to gain an understanding of Nordion’s current results of operations and financial position. To do so, the Company provides information and analysis comparing the results of operations and financial position for the current year with those of the preceding two fiscal years. We also provide analysis and commentary that we believe will help investors assess the Company’s future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations.  These forward-looking statements are affected by risks and uncertainties that are discussed in this document, as well as in the AIF, and that could have a material impact on future prospects. Readers are cautioned that actual events and results may vary.

We have implemented two significant changes in the reporting of our fiscal 2010 annual disclosure documents with the objective of improving the clarity of our business and financial performance. These changes include our redefined segmented reporting and reporting in thousands of U.S. dollars.

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Our business

Nordion is a global specialty health science company that provides market-leading products and services used for the prevention, diagnosis and treatment of disease. Our operations are organized into three business segments: Medical Isotopes, Targeted Therapies, and Sterilization Technologies, as well as certain corporate functions and activities reported as Corporate and Other.

Medical Isotopes

Medical Isotopes products are used in the diagnosis and treatment of disease. We sell a breadth of isotopes which our customers incorporate into products that are used in medical procedures. Governments in the U.S., Canada, Europe and elsewhere in the world have recognized the benefits of medical procedures that help provide for early diagnosis of disease and generally support reimbursement of these procedures, which in turn encourages use by physicians and patients. Nordion’s sources of medical isotopes are nuclear reactors and cyclotrons. Nordion’s primary product is the reactor-based molybdenum-99 (Mo-99). Other reactor-based isotopes include xenon-133 (Xe-133) (used in lung scans), iodine-131 (I-131) (used to treat hyperthyroidism, thyroid cancer and non-Hodgkin’s lymphoma), and iodine-125 (I-125) (used to treat prostate cancer).

Nordion purchases reactor-produced medical isotopes in an unfinished, non-purified form, and transports them to its own facilities in Ottawa, Canada for further processing. Currently, Nordion’s principal source of such isotopes is the Atomic Energy of Canada Limited (AECL) owned National Research Universal (NRU) reactor.

Nordion purifies isotopes using its proprietary manufacturing processes to meet the regulatory requirements for incorporating active pharmaceutical ingredients into radiopharmaceuticals that are used to diagnose and treat numerous serious disease states, such as heart disease and cancer. Technetium-99 (Tc-99m), which is obtained from the decay of Mo-99, is the most widely used diagnostic imaging isotope in the world.

Nordion also manufactures and processes cyclotron-produced isotopes such as iodine-123 (I-123), thallium-201 (Tl-201), and strontium-82 (Sr-82) at its facilities in Vancouver, Canada.

Targeted Therapies

Targeted Therapies products are primarily focused on the treatment of various cancers by targeting the disease from within the body with a higher concentration of radiation directed to the tumor, thereby minimizing both damage to surrounding healthy tissue and unpleasant side effects for the patient. Using our expertise and capabilities, the Targeted Therapies segment sells services for radiopharmaceutical development and provides clinical and commercial manufacturing.

Nordion’s main Targeted Therapies product is TheraSphere® which is used in the treatment of inoperable liver cancer. Nordion is also a contract manufacturer for two commercially available radiopharmaceuticals: Bexxar®, a radiotherapeutic, for non-Hodgkin’s lymphoma for GlaxoSmithKline, Inc. and CardioGen-82TM, a cardiovascular Positron Emission Tomography (PET) imaging agent, for Bracco Diagnostics, Inc. (part of Bracco Group).

Sterilization Technologies

The Sterilization Technologies segment is focused on the prevention of disease through the sterilization of medical products and devices, as well as food and consumer products. This business segment includes the design, construction, and maintenance of commercial gamma sterilization systems. We are also the world's leading supplier of Cobalt-60 (Co-60), the isotope that produces the gamma radiation required to destroy harmful micro-organisms. Co-60 is used in gamma sterilization technologies for customers around the world. Approximately 40% of single use medical products produced worldwide are sterilized using gamma sterilization technologies.  These include disposable medical devices and supplies such as surgeon's gloves, syringes, sutures, and catheters, as well as pharmaceuticals. Gamma sterilization can also be used for disinfestations of fruits and vegetables to meet international quarantine regulations, to sterilize cosmetic products and to enhance the material properties of polymers.

We contract with power reactor sites in Canada and Russia to produce Co-60. We supply cobalt-59 (Co-59) targets to the reactor sites, which is converted to Co-60 in the reactor. The cobalt remains in the reactor until the desired level of Co-59 to Co-60 conversion has occurred (from 18 to 30 months in Canada and approximately 5 years in Russia). The Co-60 is then removed from the reactors (the reactors in Canada must be shutdown for this to occur), disassembled, and shipped to Nordion’s facility where it is processed into finished sources for sale to customers. When customers purchase and install Co-60, they need to shut down their production irradiator operations while the Co-60 is being loaded into the irradiator.  The process therefore needs to be coordinated closely with customers to minimize disruption to their operations.

Nordion also markets and sells related equipment and services such as commercial scale production irradiators.  Delivery or construction of this equipment is usually followed by an initial shipment of Co-60. A production irradiator is a warehouse-size unit that houses Co-60 and processes the products to be sterilized.

The Sterilization Technologies segment also includes the Agiris product line of equipment and sources for non-destructive testing of welds.  The revenue for Agiris is primarily generated at our Fleurus, Belgium facility.

Recent business and corporate developments

Medical Isotopes

A Supplemental Mo-99 Supply Agreement with the Open Joint Stock Company “Isotope” (Isotope)
In September 2010, Nordion entered into a framework agreement with the Open Joint Stock Company “Isotope” (Isotope), the authorized subsidiary of Rosatom State Corporation, to explore and define areas of collaboration in the field of supply, marketing and sale of isotopes produced in Russia. This framework agreement is intended to facilitate the collaboration and build the business relationship between Nordion and Isotope. Under the umbrella of this framework agreement, Nordion has entered into a supply agreement with Isotope for a supplemental supply of Mo-99 until 2020.

Under the terms of the agreement, Isotope will supply Mo-99 to Nordion on an exclusive basis for processing, distribution and sale outside of the Russian Federation. The agreement provides Nordion with a new source of Mo-99 for its customer base and strengthens its commitment to the market by providing additional supply to help offset the impact of planned shutdowns of the NRU reactor. In December 2010, Nordion received its first sample shipment from Isotope for evaluation purposes. We expect the initial commercial shipment of Mo-99 from Isotope to commence in the first half of fiscal 2011.

Mo-99 Supply from NRU Reactor Resumed
On August 17, 2010, the NRU reactor at AECL Chalk River Laboratories returned to operation. In August 2010 we received, processed, and shipped the first supply of medical isotopes from AECL to our customers. During the shutdown of the NRU reactor, we maintained relationships with our customers and, in July 2010, Nordion signed a contract with our largest customer, Lantheus Medical Imaging, Inc. (Lantheus), for the supply of Mo-99, the main isotope from the NRU reactor, until July 2011. Based on the contract, Nordion expects to supply Mo-99 on a weekly basis. Subsequent to the end of fiscal 2010, we signed an amendment to our contract with Lantheus. Under the terms of the amended agreement, the contract has been extended until December 31, 2013. After 2012, the contract provides for potential changes in pricing and volume commitments in the event of possible changes in the market.

Targeted Therapies

Nordion announced in July 2010 that TheraSphere® an innovative yttrium-90 (Y-90) radioembolization treatment for liver cancer, was approved for reimbursement by the General Directorate for Health for the Lombardy Region (Sanitá Regione Lombardia) in northern Italy for patients suffering from hepatocellular carcinoma (primary liver cancer).  The decision to provide reimbursement can be attributed to a Phase II-b investigator initiated study.

In February 2010, two of the largest health insurers in the U.S. approved coverage of radioembolization to treat liver cancer.

We continued to experience increased demand for CardioGen-82TM (Rubidium-82 generators), which we manufacture and distribute for Bracco Diagnostics, Inc.  We began production of the CardioGen-82TM in the third quarter of fiscal 2009. Rubidium-82 is used as a PET imaging tracer for perfusion studies of the heart to examine blood flow through heart vessels.

Sterilization Technologies

Extension of Cobalt Supply Agreement
On August 13, 2010, we announced an extension of an existing agreement with Ontario Power Generation, Inc., a Canadian-based electricity generation company.  This extension provides supply of Co-60 for Nordion until 2020.

Production Irradiator Sales in 2010
In the second half of fiscal 2010, Nordion shipped two full-scale production irradiators, one to Mexico for the disinfestation of food products and another to a European customer for the processing of medical devices.

Corporate and Other

Our strategic repositioning and divestitures

During fiscal 2010, we completed our strategic repositioning, which culminated in the following key events:

•	completing the sale of MDS Analytical Technologies to Danaher Corporation;
•	completing the sale of MDS Pharma Services Early Stage (Early Stage);
    •  cancelling the C$500 million revolving credit facility, which had no outstanding amounts;
    •  full repayment of the outstanding balance of the senior unsecured notes;
•	repurchasing and cancelling 52,941,176 Common shares under a substantial issuer bid; and,
    •  completing the transition of the Company’s corporate headquarters from Toronto, Canada to Ottawa, Canada.

The completion of the sale of Early Stage marked the end of our strategic repositioning, including the disbanding of the Company’s Special Committee, and enabled MDS Inc. to move forward with a focus on Nordion. On March 11, 2010, at the Annual and Special Meeting of Shareholders of then MDS Inc., a special resolution authorizing a change in name to Nordion Inc. was approved, which became effective as of November 1, 2010.

Uncertainty in the medical isotope market

Events related to AECL, our primary supplier of reactor-based medical isotopes, along with other changes in the industry have created uncertainty in our medical isotope business and in the market, in general.  First, in May 2008 the Government of Canada and AECL unilaterally cancelled the MAPLE project (refer to the Litigation section of this MD&A), which was intended to be Nordion’s long term source of supply for reactor-based medical isotopes.  This was followed by an unplanned and extended shutdown of AECL’s NRU reactor, our current source of reactor-based medical isotopes, for 15 months from May 2009 to August 2010 to repair the NRU’s reactor vessel.  These events had a significant negative impact on our financial results and have impacted our competitive position in the medical isotope market.  As well, given our historical position as the market leader in medical isotopes, the cancellation of MAPLE and the extended shut down of the NRU reactor have also had a significant impact on the overall market for medical isotopes.  The shut down of the High Flux Reactor (HFR) in Petten, Netherlands from February 2010 to September 2010, further increased the impact on the global medical isotope market.  The NRU reactor and HFR historically supplied the majority of medical isotopes, in particular Mo-99, for the global market, and during the period while both reactors were shut down there were significant shortages relative to global demand.

During the period of shortage of Mo-99, while the NRU reactor and HFR were shut down, a number of changes took place in the medical isotope market including;

•	cancelling or deferring patient procedures;
•	using alternate products, such as Tl-201, or other technologies;
•	optimized utilization of Mo-99 through the matching of scheduling of patients with receipt of product; and,
•	efficiencies gained in the manufacture, distribution and dispensing of the product.

Since the NRU reactor and HFR restarted production, there has been more than sufficient supply to meet demand. In the cases where other products and technologies were being used, we understand these have largely reverted back to using Mo-99 based products.  We believe, however, that while the number of procedures using Mo-99 may be returning to the level prior to the shortages of Mo-99 that started in 2009, some of the efficiencies and certain aspects of optimized utilization remain.  This has resulted in a reduction in the global demand for Mo-99 compared with the period before the NRU reactor shut down in May 2009.  While practices where efficiency gains and utilization improvements were made may revert over time to previous practices, which would result in an increased demand for Mo-99, it is uncertain as to whether this will occur and when, and to what extent.

In addition to being negatively impacted by lower overall demand for Mo-99, we have also lost market share as a result of:

•
demands on our customers to diversify their supply: where in the past they purchased all or a large majority of their Mo-99 requirements from us, they are now only willing to purchase a portion of their requirements from us;

•	multi-year commitments certain of our customers were required to make to secure purchases Mo-99 from competitors while the NRU reactor was shutdown;
•	changes in our customer’s share of their segment of the market; and,
•	increased availability of Mo-99 in market through existing suppliers increasing their capacity and new suppliers entering the market.

While the NRU reactor was shut down for 15 months, the other reactors that historically were part of the global supply of medical isotopes increased their production levels.  In addition, to help mitigate some of the shortage of Mo-99, reactors in Poland, Czech Republic and Australia that were capable of producing medical isotopes, began to export or supply Mo-99, at combined volumes of approximately 10% of global demand.  With the NRU reactor and HFR now back in production, combined with the increased production capability from other reactors and lower overall global demand, we believe there currently is a surplus of Mo-99 relative to demand, which has resulted in increased competition. This increased competition is taking place both with the suppliers of Mo-99, as well as with the suppliers of end-user productions (our customers). In particular, we have seen increased competition from NTP Radioisotope (Pty) Ltd. (NTP) of South Africa on a global basis. NTP is leveraging their reliability relative to the recent shutdowns of the NRU reactor and HFR and their conversion to low enriched uranium (LEU) based Mo-99, which is discussed in more detail in the next paragraph. We continue to work with existing customers and potential new customers to recapture market share based on our strengths in delivering a quality product on time by leveraging our manufacturing, regulatory and logistical expertise.

Security of long-term supply of medical isotopes has been an important consideration in the medical isotope market as all of the major reactors involved in the global supply of medical isotopes are over forty years old.  The MAPLE project was expected to provide us with long-term reliable supply.  The MAPLE project included two reactors dedicated to medical isotope production and a new processing facility, which provided redundancy and significant capacity relative to global demand.  As such, we believe the industry, in general, viewed Nordion and the MAPLE Facilities as being a major source of reliable long-term supply of medical isotopes.  While parties had been working on other proposed projects prior to the cancellation of the MAPLE project and the shutdowns of the NRU reactor and HFR, the number of projects that Nordion and others were considering for long-term supply following these events, increased. The situation was further complicated by proposed U.S. legislation to further restrict the export of highly enriched uranium (HEU), the current source material for the production of Mo-99. The U.S. government is also targeting to have at least 50 percent of U.S. supply of Mo-99 from suppliers that do not use HEU in their processes domestically. Recently, this legislation did not become a law, however, new legislation may be proposed in the future relating to the use of HEU in medical isotope production. Projects to provide new supply, which currently are at various stages, from assessment to implementation, include converting existing reactors to produce Mo-99, converting reactors from the use of HEU to LEU, developing new reactors or other technologies, and building new processing facilities. A number of these projects are government funded or subsidized. Governments of several countries, in particular the U.S., have been increasing the funding of domestic and foreign projects both to support reliable isotope supply and the conversion to non-HEU based supply of Mo-99. While it would take from 3 to 10 years for most of these projects to be completed, if they were all completed we expect there would be a significant surplus in supply relative to demand.

With the uncertainty related to the outcome of the MAPLE arbitration, and in order to maintain a leadership position in the medical isotope market, we entered into the previously described 10-year agreement with Isotope for the supply of Mo-99. Initial quantities of supply will be supplemental to our NRU reactor supply. However, over several years the expectation is to have supply available of up to 20% of global Mo-99 demand to back up our long term requirements.  This supply agreement also provides us with additional supply to help offset the impact of the planned shutdowns of the NRU reactor.  The NRU reactor is required to shutdown for extended periods, currently estimated by AECL to be approximately one month annually, for inspections.  We will not receive Mo-99 from AECL for the majority of the shutdown period. However, we believe that once the back-up supply from Isotope ramps up our competitive position will improve due to having a larger availability of supply from multiple reactors.

We expect our profitability associated with medical isotopes may decline as the amount of Mo-99 we receive from Isotope increases, as the cost of Mo-99 from Isotope is higher than the cost of Mo-99 from AECL at current prices. In addition, the majority of our revenue and profitability associated with medical isotopes is generated from sales of Mo-99 to Lantheus. If pricing and/or the volume of Mo-99 we sell to customers, in particular Lantheus, decline, our profitability would decline and we could incur losses on this product, which could be significant and extend over a number of years based on our 10-year contract with Isotope. As well, an extended shutdown of the NRU reactor in the future would have a negative impact on our business and profitability, particularly if it were to occur prior to Isotope reaching its planned level of production, which is forecast to be 20% of global Mo-99 demand. In addition to entering into an agreement to supply Mo-99 to our largest customer, Lantheus, we continue to work with our other customers and are having discussions with potential new customers to increase our global market share of Mo-99.

Intent to sell MDS Nordion S.A.

In November 2010, we signed a non-binding letter of agreement with Best Medical International Inc. (Best Medical) for the divestiture of MDS Nordion S.A. in Fleurus, Belgium, which currently supports four lines of business including Agiris (non-destructive testing equipment and sources); Glucotrace (FDG imaging agent); TheraSphere® (targeted liver cancer radiotherapeutic); and Radiochemical business (generic cyclotron and reactor isotopes). The proposed divestiture transaction is expected to include three lines of business excluding the TheraSphere® business, which will be retained by Nordion. The proceeds received for the divested operations are expected to be nominal and we expect to leave sufficient working capital in the business to support its operations through an initial transition period.

In July 2010, the performance of the Glucotrace and Radiochemical businesses at its Fleurus, Belgium facility resulted in Nordion announcing its intention to restructure operations at that facility.  To that end, the Company initiated a Loi Renault process, which involves an information and consultation process with the Belgian Works Council to determine the best way to move forward with the identified businesses. With the signing of the recent agreement with Best Medical, the Loi Renault process has been paused until the negotiations with the potential acquirer have concluded.

Appointment of new Chief Executive Officer and Chief Financial Officer

In January 2010, Steve West, then President of MDS Nordion and Chief Operating Officer of MDS Inc., was appointed as Chief Executive Officer of Nordion and a member of the Company's Board of Directors.  Mr. West became President of MDS Nordion in 2003. He began his career at Nordion in 2001 as a senior partner with MDS Capital Corporation. Prior to that, he was President of DiverseyLever Canada and has held a variety of CEO assignments in Asia and the Pacific Rim, as well as international business development responsibilities in the specialty chemicals field. Mr. West holds a degree in Genetics from the University of London.

Peter Dans, then Senior Vice-President, Finance of MDS Inc., became Chief Financial Officer of Nordion, effective February 1, 2010.  Mr. Dans joined the Company in 2007 from Nortel Networks, where he spent more than 15 years in global finance leadership roles, including positions in North America, South Korea, Singapore and the Philippines.

Changes to the Board of Directors

Two new Directors were appointed to the Company’s Board of Directors (the Board) in fiscal 2010. During the third quarter of fiscal 2010, Dr. Oye Olukotun joined the Board, while Mr. Gregory P. Spivy and Mr. James S.A. MacDonald stepped down. In September 2010, Mr. Kenneth Newport was appointed to the Board. The changes to Nordion’s Board of Directors reflect the Company’s continued focus on preparing Nordion to become a strong, stand-alone business.

Critical uncertainties and estimates

Fluctuation in net income from changes in foreign exchange rates

As a Canadian company that operates globally, holds a large percentage of its cash and has a large number of transactions in U.S. dollars, our net income may have significant fluctuations as result of foreign exchange movements primarily between the Canadian and U.S. dollar.  The majority of our operations are located in Canada, however the vast majority of our sales (97% in 2010) are to customers outside of Canada.  We also have a number of supply agreements with companies outside of Canada.  These supply agreements include the agreement for a 10-year supply of Mo-99 from Isotope in Russia and a contract that was transferred to Isotope for the supply of Co-60 to 2024. In addition to being a common currency for international transactions, the majority of our sales are in U.S. dollars.  Therefore we believe that contracting in U.S. dollars for certain international contracts, including the agreements with Isotope, is preferred with respect to the economic impact on the cash flow of the Company as it better matches the currency of the cash outflows of the Company to our cash inflows (revenues) in U.S. dollars.

Despite using a U.S. dollar reporting currency, these U.S. dollar contracts may create significant fluctuations in our net income. Under U.S. accounting guidelines, an embedded derivative may be created when companies enter into transactions that are not denominated in the currencies of the parties to the transaction. For accounting purposes, the functional currency of our Canadian operations is the Canadian dollar and all our future purchase and sale commitments with non-U.S. based enterprises that are denominated in U.S. dollars usually result in an embedded derivative being present. These embedded derivatives are revalued at the end of each reporting period based on the change in foreign exchange rates, in our case primarily the Canadian to U.S. dollar exchange rate.  The most significant embedded derivatives in our business relate to the long-term supply agreements with our Russian supplier Isotope.  The remaining purchase commitments associated with these agreements, over 10 and 14 years respectively for Mo-99 and Co-60 purchases are revalued at the end of each quarterly period. Although the calculation is complicated and involves a number of variables including current and forward Canadian to U.S. dollar exchange rates and discount rates, an indicative impact of a one cent movement in the Canadian to U.S. dollar exchange rate may result in a gain or loss of approximately $7 million for accounting purposes.  During two quarters in the past three years, the Canadian to U.S. dollar exchange rate has moved by more than 10 cents, with a maximum change of 18 cents in one quarter during this period. As a result, embedded derivative gains and losses are expected to be significant in our operating and net income in the future.

In addition, at the end of each quarter, we revalue all monetary assets and liabilities that are expected to be realized in cash that are in a currency other than the functional currency of the entity within Nordion in which they are recorded.  This revaluation creates a foreign exchange gain or loss that is reflected in Other expenses, net, which is included in operating income and net income.  We generally hold the majority of our cash in our Canadian functional currency entity in U.S. dollars, which is revalued at the end of each quarter.

The gain or loss from embedded derivatives and/or the revaluation of monetary assets and liabilities reflects the movement of foreign exchange rates within the period and, therefore, a gain or loss in one quarter will not imply that there will be a similar gain or loss in a subsequent quarter unless there is a similar movement of foreign exchange rates within the quarter.

Currently our Canadian dollar costs are significantly higher than our Canadian dollar revenue and therefore our operating income and net income are negatively impacted by the strengthening of the Canadian dollar relative to the U.S. dollar, and vice versa.  While we may be able to increase our revenue in Canadian dollars, or hedge all or a portion of the Canadian to U.S. dollar difference between our costs and revenues for a period of time, changes in foreign exchange rates may still have an impact on our operating and net income.

Critical estimates in deferred tax assets and certain long-term assets

As of October 31, 2010, we reported $86.8 million of deferred tax assets, all of which relate to our Canadian operations and could be used to reduce future cash taxes in Canada. We made critical estimates and judgments, primarily related to our forecast of future income, that the Company will significantly benefit from existing tax losses, research and development (R&D) tax credits, and other carryovers that can be applied to reduce cash taxes. As of October 31, 2010, we also reported at fair value $16.2 million and $1.5 million of long-term note receivable and investment in Celerion Inc. (Celerion), respectively, received as part of the sale proceeds of Early Stage. We made critical estimates and judgments in determining the fair value of these assets, the going concern assumption for Celerion, and associated credit risk.

While we believe these estimates and key judgments are reasonable, different assumptions regarding such factors as industry outlook, customer demand, competitor actions, and other unforeseen events may cause future results to differ from our current estimates.

Financial highlights

(thousands of U.S. dollars, except per share amounts)	2010	2009	2008
Revenues
Medical Isotopes	$57,958	$94,412	$120,987
Targeted Therapies	65,552	42,261	40,367
Sterilization Technologies	116,842	94,590	118,099
Total segment revenues	240,352	231,263	279,453
Corporate and Other	-	-	16,781
Consolidated revenues from continuing operations	$240,352	$231,263	$296,234

Segment earnings
Medical Isotopes	$4,146	$31,812	$45,200
Targeted Therapies	6,582	261	(4,149)
Sterilization Technologies	46,861	35,085	53,496
Total segment earnings	$57,589	$67,158	$94,547

Corporate and Other	66,109	40,876	51,928
Depreciation and amortization	29,230	23,631	25,282
Restructuring charges, net	62,531	9,306	1,240
MAPLE Facilities write-off	-	-	341,000
AECL arbitration and legal costs	9,207	1,944	677
Loss on sale of investments	1,054	-	-
Loss on sale of business	-	-	3,869
Write-down of investments	-	939	10,654
Impairment of long-lived assets	8,913	-	-
Change in fair value of embedded derivatives	(13,050)	(7,922)	14,488
Consolidated operating loss from continuing operations	$(106,405)	$(1,616)	$(354,591)

Basic loss per share from continuing operations	$(1.16)	$(0.10)	$(1.99)

Cash and cash equivalents	$122,802	$298,203	$117,052

Medical Isotopes
•
The annual decreases in revenue were driven primarily by the medical isotope supply disruption caused by the NRU reactor going out of service at the beginning of our third quarter in May 2009 and not resuming production of reactor-based isotopes until the beginning of our fourth quarter in August 2010.

Targeted Therapies
•
Targeted Therapies revenue continues to grow on a year-over-year basis driven primarily by CardioGen-82TM which started production in the third quarter of 2009, and the global performance of TheraSphere® for which revenue grew over 25% in 2009 compared to 2008, and a further 40% in 2010.

Sterilization Technologies
•
Sterilization revenue fluctuates due to the availability of Co-60 supply from the power reactor sites, the timing of demand from customers and the sale of production irradiators.  Co-60 supply and revenue were higher in 2010 and 2008 compared with 2009.

•	2008 and 2009 revenue included one full-scale production irradiator in each year, while 2010 included two full-scale production irradiators, one to Mexico and one to Europe.

Corporate and Other
Corporate and Other expenses in fiscal 2010 were mainly comprised of the costs associated with our corporate offices in Toronto and Ottawa, the associated transition and certain costs related to the strategic repositioning including the provision of transition services.  As well, the following items impacted Corporate and Other:
•	$14.0 million of Other income associated with the transition services provided to the businesses we sold; and
•	Approximately $27 million of non-cash foreign exchange loss on revaluation of $450.0 million of proceeds from the sale of MDS Analytical Technologies

Other costs and expenses
In addition, we incurred the following costs:
•	$62.5 million restructuring charges related to our strategic repositioning;
•	$8.9 million non-cash impairment charges primarily related to Nordion’s Belgium operations;
•	$9.2 million of expense in relation to the ongoing conduct of the MAPLE arbitration proceedings; and
•	$13.1 million from embedded derivative gain associated with our Russian Mo-99 and Co-60 supply agreements.

Cash and cash equivalents
Our cash and cash equivalents balance of $122.8 million as of October 31, 2010, decreased $175.4 million from October 31, 2009, primarily due to:
•	$246.1 million related to the repayment of our senior unsecured notes;
•	$450.0 million for the repurchase of Common shares under a substantial issuer bid; and
•	$83.5 million for restructuring costs associated with the strategic repositioning.

These were partially offset by $654.2 million received as proceeds from the sale of MDS Analytical Technologies and Early Stage.

Financial Results Analysis

This section provides detailed information and analysis about our performance for the year ended October 31, 2010, compared with the same periods in fiscal 2009 and 2008.

Consolidated Financial Results

(thousands of U.S. dollars)	2010	% of revenues	2009	% of revenues	2008	% of revenues
Revenues from continuing operations	$240,352	100%	$231,263	100%	$296,234	100%
Costs and expenses
Direct cost of revenues	128,412	53%	118,415	51%	150,101	51%
Selling, general and administration	106,873	44%	79,995	35%	107,131	36%
Depreciation and amortization	29,230	12%	23,631	10%	25,282	9%
MAPLE Facilities write-off	-	-	-	-	341,000	115%
Restructuring charges, net	62,531	26%	9,306	4%	1,240	-
Change in fair value of embedded derivatives	(13,050)	(5%)	(7,922)	(3%)	14,488	5%
Other expenses, net	32,761	14%	9,454	4%	11,583	4%
Operating loss from continuing operations	$(106,405)	(44%)	$(1,616)	(1%)	$(354,591)	(120%)

Interest expense	(6,058)	(3%)	(2,786)	(1%)	(3,489)	(1%)
Interest income	8,591	4%	7,456	3%	17,581	6%
Unrealized (loss) gain on equity	(650)	-	(49)	-	160	-
Change in fair value of interest rate swaps	-	-	-	-	2,324	-
Income tax recovery (expense)	1,174	-	(14,655)	(6%)	96,317	33%
Loss from discontinued operations, net of income taxes	(128,662)	(54%)	(123,591)	(53%)	(310,979)	(105%)
Net loss	$(232,010)	(97%)	$(135,241)	(58%)	$(552,677)	(187%)

Gross margin	47%	49%	49%
Capital expenditures from continuing operations	$7,639	$9,983	$12,420
Total assets	$553,956	$1,625,870	$1,835,898

Revenues from continuing operations
Revenues from continuing operations of $240.4 million in fiscal 2010 increased by $9.1 million or 3.9% compared with fiscal 2009. Excluding the impact of foreign exchange, revenues in fiscal 2010 decreased approximately 2% compared with last year. This decrease was mainly due to the reduction in revenue from the reactor-based isotopes due to the shutdown of the NRU reactor in the first three quarters of fiscal 2010. The NRU reactor stopped producing isotopes in May 2009 and resumed its production in August 2010.  This decrease was substantially offset by increases in revenues from Sterilization Technologies, Targeted Therapies’ products, and cyclotron products.

Sales in the fourth quarter of 2010 accounted for approximately 36% of total year revenue primarily due to the NRU reactor restart, higher Co-60 shipments and the sale of a production irradiator,.

Revenues from continuing operations of $231.3 million in fiscal 2009 were $65.0 million lower than in fiscal 2008. The decrease was primarily due to a reduction in revenue from the reactor-based isotopes due to the shutdown of the NRU reactor in May 2009, lower Co-60 shipments, the negative impact of foreign exchange, and lower revenues due to the fiscal 2008 divestiture of external beam therapy and self-contained irradiator product lines, partially offset by increased pricing and growth in certain Targeted Therapies’ products.

See further detail analysis on revenues in the “Medical Isotopes”, “Targeted Therapies” and “Sterilization Technologies” sections of this MD&A.

Gross margin from continuing operations
Gross margin from continuing operations of 47% in fiscal 2010 was lower than 49% in fiscal years 2009 and 2008, primarily due to lower Mo-99 revenue, which has a higher gross margin, as a result of the shutdown of the NRU reactor from May 2009 to August 2010.  As well, the growth of CardioGen-82TM has had a negative impact on gross margin as it provides a lower contribution to gross margin depending upon the source of supply of Sr-82.  These decreases were partially offset by the growth of TheraSphere® in 2009 and 2010, and Co-60 in 2010.

In the fourth quarter of 2010, primarily as a result of higher Mo-99 and Co-60 revenue, gross margins were 53%.

Costs and expenses

Selling, general and administration (SG&A)

SG&A expenses of $106.9 million in fiscal 2010 increased by $26.9 million compared with fiscal 2009.  During fiscal 2010, we recorded $9.2 million of cost associated with ongoing conduct of the MAPLE arbitration proceedings, $2.4 million of sales tax liability proposed by an Ontario audit of sales tax returns, and $11.6 million of transition cost related to external service providers. The transition costs, along with the internal SG&A costs expended in support of the transitions, have been invoiced to the buyers under the Transition Services Agreements (TSAs) related to the divested MDS Analytical Technologies and MDS Pharma Services businesses. Costs related to these transitional services were offset by $14.0 million of income earned for these services in fiscal 2010, as reported in Other expenses, net in the consolidated statements of operations. In addition, the strengthening of the Canadian dollar relative to the U.S. dollar had an unfavorable impact on reported SG&A compared with fiscal 2009. Offsetting these increases was a reduction in spending relating to the corporate restructuring activities and the reduced scope of the business following the divestures.

SG&A expenses of $80.0 million in fiscal 2009 were $27.0 million lower compared with fiscal 2008. The decrease was primarily due to the impact of foreign exchange on Canadian dollar spending, lower compensation cost from workforce reductions, lower annual incentive payouts, lower pension expense, and cost control initiatives, partially offset by higher stock-based compensation expense as compared to stock-based compensation credits recorded in fiscal 2008.

Depreciation and amortization (D&A)

D&A expense of $29.2 million in fiscal 2010 was $5.6 million and $3.9 million higher than fiscal 2009 and 2008, respectively, primarily due to accelerated amortization of leasehold improvements related to the wind down of the former head office in Toronto, Canada. D&A expense in fiscal 2009 and 2008 was relatively consistent representing 10% and 9% of revenues in those years.

Restructuring charges

The restructuring charges of $62.5 million in fiscal 2010 are primarily for $42.1 million of workforce reductions including $16.0 million of severance, $8.2 million of stock-based compensation due to accelerated vesting of stock options, restricted stock units (RSUs) and performance share units (PSUs), $6.7 million of a tax gross-up amount for certain executive officers subject to U.S. tax requirements, and $11.2 million of transaction incentive payments payable to certain executive and other senior officers of the Company triggered by the sale of MDS Analytical Technologies and Early Stage. A charge of $7.2 million was also recorded for future rent payments net of estimated sublease revenue related to the Company’s corporate office space in Toronto, Canada, and cancellation of certain contracts for information technology that contained minimum purchase or fixed price commitments that became uneconomical for the remaining business. The remaining $13.2 million is for fees related to financial advisory services provided by investment bankers on the overall strategic repositioning activities of the Company, which were finalized through negotiations with the Company’s investment bankers during the third quarter of fiscal 2010.

The fiscal 2010 restructuring activities have been substantially completed and the remaining restructuring provision is expected to be utilized in the first half of fiscal 2011, except future rental payments which may extend over 5 years. The restructuring charges of $9.3 million and $1.2 million in fiscal 2009 and 2008, respectively, were primarily for workforce reduction, lease termination costs on moving of our headquarter office in Toronto, Canada and various initiatives focused on improving profitability. We have completed our activities associated with the fiscal 2008 and 2009 restructuring plans and have utilized all of the related prior year provisions.

Change in fair value of embedded derivatives

Nordion has Russian supply contracts for Co-60 and Mo-99 denominated in U.S. dollars. This creates embedded derivatives as Nordion’s Canadian operation has Canadian dollars as its functional currency. We mark-to-market any changes in the fair value of the embedded derivatives and record these increases and decreases as gains and losses within operating income (loss).

In fiscal 2010, we recorded a gain of $13.1 million, of which $11.7 million was recognized in the fourth quarter, for the change in the fair value of the embedded derivatives compared with a gain of $7.9 million in fiscal 2009 and a loss of $14.5 million in fiscal 2008. The significant change in fair value of embedded derivatives in fiscal years 2010, 2009, and 2008 was primarily driven by fluctuations in the U.S. to Canadian dollar exchange rate and large purchase obligations with durations of up to 14 years.

Other expenses, net

Other expenses, net, in 2010 primarily consisted of $8.9 million in asset impairment charges and $32.0 million of foreign exchange losses, which were partially offset by $14.0 million of TSA revenue. R&D, which is included in Other expenses, net, was $4.9 million in 2010 compared to $4.4 million and $3.6 million in 2009 and 2008, respectively, with increase in R&D spending primarily in Targeted Therapies segment.  In 2009 and 2008, we recorded a $4.6 million loss and $6.8 million gain, respectively, related to foreign exchange.  In 2008, we recorded $10.7 million in valuation provisions related to investments and a $3.9 million loss on the sale of certain product lines.

Operating loss from continuing operations
Operating loss from continuing operations in fiscal 2010 of $106.4 million was $104.8 million higher compared with the $1.6 million operating loss in fiscal 2009. The increase in loss was primarily due to an increase of $53.2 million in restructuring charges associated with our strategic repositioning, an impairment charge of $8.9 million related to our Belgium operations and Corporate information technology related assets, $27.0 million non-cash foreign exchange loss primarily as a result of the revaluation of the $450.0 million of proceeds from the sale of MDS Analytical Technologies, and higher SG&A and D&A expenses. These losses were partially offset by TSA revenue of $14.0 million and a favorable change of $5.1 million in the fair value of embedded derivatives in fiscal 2010.

Operating loss from continuing operations in fiscal 2009 of $1.6 million was significantly lower than the $354.6 million operating loss in fiscal 2008. The decrease in loss was primarily due to a $341.0 million pre-tax MAPLE Facilities write-off on the discontinuance of the development work on the MAPLE Facilities by AECL in fiscal 2008, a favorable change of $22.4 million in the fair value of embedded derivatives and lower SG&A and D&A expenses in fiscal 2009, partially offset by lower revenues and higher restructuring charges in fiscal 2009.

Interest income, net

Net interest income in fiscal 2010 was $2.5 million compared with the net interest income of $4.7 million in fiscal 2009. The decrease in net interest income was primarily due to $1.8 million accrued interest expense related to Ontario sales tax audits in fiscal 2010.

Net interest income in fiscal 2009 was $9.4 million lower compared with fiscal 2008 mainly due to recording of a $6.0 million capitalized interest expense for construction-in-progress of the MAPLE Facilities in fiscal 2008 and lower interest rates in fiscal 2009.

Income tax recovery (expense)

Tax recovery for fiscal 2010 was $1.2 million on a $104.5 million pre-tax loss from continuing operations. At our statutory tax rate of 30%, we expected an income tax recovery of approximately $31 million for the year. The reported tax recovery is impacted primarily by a $25.0 million valuation allowance on deferred tax assets. The sale of MDS Analytical Technologies necessitated an $18.6 million increase to valuation allowances for U.S. deferred tax assets and a further valuation allowance of $6.4 million related to tax losses generated in our Belgium and other operations. Conversely, our 2010 tax rate was favorably impacted by the conclusion of Canadian federal R&D tax credit audits and appeals which resulted in the release of reserve for uncertain tax positions in the amount of $10.2 million for the period from 2005 to 2009.

Medical Isotopes

(thousands of U.S. dollars)	2010	% of revenues	2009	% of revenues	2008	% of revenues
Revenues	$57,958	100%	$94,412	100%	$120,987	100%
Costs and expenses
Direct cost of revenues	36,432	63%	47,750	51%	58,431	48%
Selling, general and administration(a)	17,316	30%	14,207	15%	17,828	15%
Other expenses (income), net	64	-	643	-	(472)	-
Segment earnings	$4,146	7%	$31,812	34%	$45,200	37%
(a)                Excludes AECL arbitration and legal costs of $9.2 million (2009 - $1.5 million;  2008 - $nil), which are not included in the calculation of segment earnings.

Revenues
Revenues of $58.0 million in fiscal 2010 decreased by $36.5 million or 39% compared with fiscal 2009.  Excluding the effects of foreign exchange, revenue declined by 40%. The majority of Medical Isotopes’ revenues are currently denominated in U.S. dollars.

The decrease was primarily due to the outage of the NRU reactor, which went out of service in May 2009 and did not resume production of medical isotopes until August 2010, resulting in a 55% decrease in reactor-based product revenues. While back-up supply was secured for some of the NRU reactor produced isotopes (I-125, I-131, Xe-133), which helped partially offset the negative impact of the reactor outage, no back-up supply was available for Mo-99 our largest revenue contributor. In 2009, we had Mo-99 supply for approximately six and one half months and in 2010 for two and one half months. During 2009, while the NRU reactor was operating, a competitor’s reactor, the HFR in Petten, the Netherlands was shut down for approximately three months, and we were able to increase supply and we recognized incremental revenues.

The decrease in reactor supplied product revenues was partially offset by cyclotron product revenues, which were 22% higher in fiscal 2010 compared with fiscal 2009, mainly driven by demand for Tl-201, which was used as a substitute for Mo-99 due to shortages resulting from the NRU reactor shutdown and disruption to supply from HFR in fiscal 2010.  Since the return to service of the NRU reactor and HFR, demand for Tl-201 has returned to normal levels.  As a result of the NRU reactor restart we recognized approximately 70% of our fiscal 2010 reactor-based isotope revenue in the fourth quarter.  However with the decline in Tl-201 revenues, we recognized approximately 19% of our fiscal 2010 cyclotron-based isotope revenue in the fourth quarter of fiscal 2010.  Historically, when the NRU and other major reactors that supply competitors are operational, our Medical Isotope revenues do not vary significantly from quarter to quarter.  However, with the restart of the NRU reactor, Mo-99 demand in the fourth quarter of fiscal 2010 was significantly lower than in the periods prior to May 2009, and the price for which we sold Mo-99 was significantly higher, as previously discussed in the section “Uncertainty in the Medical Isotope Market.”

Revenues of $94.4 million in fiscal 2009 decreased by $26.6 million or 22% compared with fiscal year 2008 due primarily to the NRU reactor shut down, which began in May 2009.  Excluding the impact of foreign exchange, revenues declined by 16%.

Gross margin
Gross margin of the Medical Isotopes segment of 37% in fiscal 2010 was lower than gross margins of 49% and 52% in fiscal 2009 and 2008, respectively, primarily due to the lower revenue from Mo-99, a relatively higher gross margin product, as a result of the shutdown of the NRU reactor.  In addition, gross margins were negatively impacted by higher cost of sourcing reactor-based isotopes during the NRU reactor shutdown and the impact of foreign exchange.  The majority of Medical Isotopes’ revenue is currently denominated in U.S. dollars while costs are primarily Canadian dollars based so fluctuations in U.S. dollar to Canadian dollar exchange rates will have an effect on gross margin. The production of cyclotron-based isotopes involves a high level of fixed costs and therefore the incremental revenues from Tl-201 had a positive impact on gross margin.

Selling, general and administration (SG&A)
SG&A expenses of $17.3 million in fiscal 2010 increased by $3.1 million compared with fiscal 2009 primarily due to higher annual incentive plan payouts and the unfavorable foreign exchange impact on strengthening of the Canadian dollar relative to the U.S. dollar.  These increases were partially offset by lower commissions paid, due to lower Mo-99 revenues.

SG&A expenses of $14.2 million in fiscal 2009 decreased by $3.6 million compared with fiscal 2008 primarily due to the favorable impact of foreign exchange on Canadian dollar spending, lower annual incentive compensation and higher pension income.

Other expenses (income), net
Other expense, net in fiscal 2010 decreased by $0.6 million compared with Other expense, net in fiscal 2009 primarily due to foreign exchange revaluation gain in fiscal 2010 compared to a loss on revaluation in fiscal 2009.

Other expenses, net of $0.6 million in fiscal 2009 was unfavorable by $1.1 million compared with other income, net of $0.5 million in fiscal 2008 primarily due to the foreign exchange loss in fiscal 2009 compared with the foreign exchange revaluation gain in fiscal 2008 resulting from strengthening of the US dollar.

Targeted Therapies

(thousands of U.S. dollars)	2010	% of revenues	2009	% of revenues	2008	% of revenues
Revenues	$65,552	100%	$42,261	100%	$40,367	100%
Costs and expenses
Direct cost of revenues	38,771	59%	26,380	62%	28,596	71%
Selling, general and administration	15,436	24%	11,047	26%	12,895	32%
Other expenses, net(a)	4,763	7%	4,573	11%	3,025	7%
Segment earnings (loss)	$6,582	10%	$261	1%	$(4,149)	(10%)
(a)             Excludes impairment of long-lived assets of $7.4 million in 2010, which are not included in the calculation of segment earnings.

Revenues
Revenues of $65.6 million in fiscal 2010 increased by $23.3 million or 55% compared with fiscal 2009.  Excluding the impact of foreign exchange, revenues increased by 53%. The majority of Targeted Therapies’ revenues are denominated in U.S. dollars. The increase was due to the continued strong performance of a number of products, primarily CardioGen-82TM along with the global performance of TheraSphere® which grew by approximately 40% in 2010 compared to 2009. CardioGen-82 TM production began in the third quarter of fiscal 2009. Growth in other Targeted Therapies was primarily driven by Glucotrace, which is produced out of our Fleurus, Belgium facility.

Revenues of $42.3 million in fiscal 2009 increased by $1.9 million or 5% compared with fiscal 2008 primarily due to the global growth in TheraSphere® which experienced revenue growth of over 25% compared with fiscal 2008 revenues, which was partially offset by a decline in revenue from contract services for customers developing new radiopharmaceutical products. Excluding the impact of foreign exchange, revenues increased by 6%.

Gross margin
Gross margin of Targeted Therapies segment of 41% in fiscal 2010 was higher than 38% and 29% in fiscal 2009 and 2008, respectively, primarily due to the growth in TheraSphere® revenues. TheraSphere® has a relatively fixed cost over certain volumes so incremental revenue has a positive impact on gross margin. The increases in gross margin due to TheraSphere® growth were partially offset by growth in CardioGen-82TM and Glucotrace, which have lower gross margins, and the impact of foreign exchange.  Revenues for Targeted Therapies are largely denominated in U.S. dollars while costs are primarily Canadian dollar based. Gross margin for CardioGen-82 TM will fluctuate on a quarterly basis depending upon the source of supply for Sr-82, the isotope used in CardioGen-82 TM production. Nordion currently sources Sr-82 at a lower cost from its facility in Vancouver, Canada, however, due to supply constraints we also purchase Sr-82 from South Africa, and the U.S.

Selling, general and administration (SG&A)
SG&A expenses of $15.4 million in fiscal 2010 increased by $4.4 million compared with fiscal 2009 primarily due to an increase in marketing programs for TheraSphere®, higher annual incentive plan payouts, and the unfavorable foreign exchange impact on strengthening of Canadian dollar relative to US dollar.  In addition, in the fourth quarter of 2010 we recorded a $1.1 million charge related to the decommissioning of one of our production facilities in Fleurus, Belgium.

SG&A expenses of 11.0 million in fiscal 2009 decreased by $1.8 million compared with fiscal 2008 primarily due to favorable impact of foreign exchange on Canadian dollar spending, lower annual incentive compensation and higher pension income.

Other expenses, net
R&D is included in Other expenses, net.  R&D expense of $4.9 million in fiscal 2010 was up $0.5 million from fiscal 2009 due to increased spending on TheraSphere® clinical programs and the impact of foreign exchange.

The remaining offsetting decrease in Other expenses, net of $0.3 million in fiscal 2010 compared with fiscal 2009 was primarily due to a foreign exchange gain on revaluation of net monetary assets and liabilities in fiscal 2010 compared to a loss on revaluation in fiscal 2009.

Other expenses, net of $4.6 million in fiscal 2009 increased by $1.5 million compared with fiscal 2008 primarily due to higher R&D expenses and foreign exchange revaluation loss in fiscal 2009 compared to a revaluation gain in fiscal 2008, partially offset by favorable operational foreign exchange impact on Canadian dollar spending.

Sterilization Technologies

(thousands of U.S. dollars)	2010	% of revenues	2009	% of revenues	2008	% of revenues
Revenues	$116,842	100%	$94,590	100%	$118,099	100%
Costs and expenses
Direct cost of revenues	53,209	46%	44,285	47%	49,216	42%
Selling, general and administration	16,676	14%	14,629	15%	16,082	14%
Other expenses (income), net	96	-	591	1%	(695)	(1%)
Segment earnings	$46,861	40%	$35,085	37%	$53,496	45%

Revenues
Revenues of $116.8 million in fiscal 2010 increased by $22.2 million or 24% compared with fiscal 2009.  Excluding the impact of foreign exchange, revenues increased by 12%, as the majority of revenue for Sterilization Technologies is in Canadian dollars.  The increase was primarily due to increased volume and pricing of Co-60 and the shipment of two production irradiators in fiscal 2010 compared with one in fiscal 2009.   As well, services associated with Co-60 and production irradiators also increased.  Partially offsetting this growth was a decline in the sales of equipment for non-destructive testing in the Agiris product line.   In 2010, as in prior years, the quarterly profile of revenues for Sterilization Technologies varies significantly due to the timing of the receipt of Co-60 from our suppliers and shipments to customers, as well as the sales of production irradiators.  In 2010, revenues from Co-60 were significantly higher in the second and fourth quarters and we shipped production irradiators in the third and fourth quarter.  These trends may vary in the future.

Revenues of $94.6 million in fiscal 2009 decreased by $23.5 million or 20% compared with fiscal 2008 primarily due to decreased Co-60 shipments as a result of the timing of Co-60 receipt from reactors, the timing of customer shipments and the negative impact of foreign exchange. In addition, the global economic downturn experienced in 2009 had an effect on the sterilization business as customers deferred major capital expenditures, found ways to be more efficient in their production processes and in the utilization of Co-60. Excluding the impact of foreign exchange, revenues declined by 11%.

Gross margin
Gross margins of the Sterilization Technologies segment of 54% and 53% in fiscal 2010 and 2009, respectively, were primarily driven by fluctuations in the level of Co-60 revenues (both volume and pricing), as the gross margin for Co-60 is greater than that of production irradiators and the Agiris products.

The decline in gross margins from 58% in 2008 to 53% in 2009 was a result of lower Co-60 revenues, a higher proportion of the reduction in Co-60 revenue to customers that have higher pricing and the impact of Co-60 transportation costs, which are billed to customers at cost.

Selling, general and administration (SG&A)
SG&A expenses of $16.7 million in fiscal 2010 increased by $2.1 million compared with fiscal 2009 primarily due to higher annual incentive plan payouts and the unfavorable foreign exchange impact on strengthening of the Canadian dollar relative to the U.S. dollar.   SG&A expenses of $14.6 million in fiscal 2009 decreased by $1.5 million compared with fiscal 2008 due to favorable impact of foreign exchange on the Canadian dollar spending, lower annual incentive compensation and higher pension income.

Other expenses (income), net
Other expenses, net in fiscal 2010 decreased by $0.5 million compared with Other expenses, net in fiscal 2009 and Other expenses, net of $0.6 million in fiscal 2009 was unfavorable by $1.3 million compared with Other income, net of $0.7 million in fiscal 2008 primarily due to foreign exchange revaluation of net monetary assets and liabilities.

Corporate and Other

(thousands of U.S. dollars)	2010	2009	2008
Revenues	$-	$-	$16,781
Costs and expenses
Direct cost of revenue	-	-	13,858
Selling, general and administration	48,238	38,168	60,326
Other expenses (income), net(a)	17,871	2,708	(5,475)
Segment loss	$(66,109)	$(40,876)	$(51,928)
(a)          Excludes impairment of long-lived assets of $1.5 million and loss on sale of investment of $1.1 million in 2010; write-down of investments of $0.9 million , AECL arbitration and legal costs of $0.4 million in 2009; loss on sale of investment of $10.7 million, loss on sale of business 3.9 million and AECL arbitration and legal costs of $0.7 million in 2008, which are not included in the calculation of segment loss.

Selling, general and administration (SG&A)
SG&A expenses of $48.2 million in fiscal 2010 increased by $10.0 million compared with fiscal 2009. The increase was due to higher costs associated with transition activities, higher Directors and Officers insurance for the periods prior to the completion of the strategic repositioning, sales tax expense based on an audit of Ontario sales tax returns, mark-to-market valuation of deferred share units, and the unfavorable impact of foreign exchange. The increase was partially offset by the impact of workforce reductions resulting from the wind down of the Toronto, Canada headquarters.

SG&A expenses in fiscal 2009 of $38.2 million decreased by $22.2 million compared with fiscal 2008 due to the impact of foreign exchange on Canadian dollar spending, lower compensation cost from workforce reductions, and lower annual incentive payouts, partially offset by higher stock-based compensation expense as compared to stock-based compensation credits recorded in fiscal 2008.

Other expenses (income), net
Other expenses, net of $17.9 million in fiscal 2010 increased by $15.2 million compared with fiscal 2009 primarily due to a $27.0 million non-cash foreign exchange loss recorded in the second quarter of fiscal 2010 primarily resulting from revaluation of $450.0 million of proceeds from the sale of MDS Analytical Technologies that were held in a Canadian dollar functional currency entity in U.S. dollars to fund the substantial issuer bid. The offset to this non-cash revaluation loss is reflected as foreign currency translation gain in Accumulated other comprehensive income (AOCI) as part of Shareholders’ equity. In addition, we recorded a $1.1 million loss on the sale of Asset-Backed Commercial Paper that we sold in the fourth quarter of 2010.  These increases were partially offset by TSA revenues of $14.0 million related to the sales of MDS Analytical Technologies and MDS Pharma Services as well as a $1.2 million gain on settlement of the Proxena loan. The income earned from the TSAs was largely offset by related costs, which were reported in SG&A.

Other expenses, net of $2.7 million in fiscal 2009 increased by $8.2 million compared with Other income, net of $5.5 million in fiscal 2008 primarily due to the loss on foreign exchange revaluation which resulted in an approximate loss of $3.5 million in fiscal 2009 compared with an approximate gain of $5.0 million in fiscal 2008 partially offset by TSA revenue related to post close transition services provided to MDS Pharma Services Phase II-IV in fiscal 2009.

Divestiture of certain product lines in fiscal 2008
In May 2008, we completed the sale of the external beam therapy and self-contained irradiator product lines to Best Medical. This sale did not qualify for discontinued operations reporting in fiscal 2008. As a result, revenues and costs of divested product lines were included in Corporate and Other for fiscal 2008.

Net loss from discontinued operations

(thousands of U.S. dollars)	MDS Pharma Services			MDS Analytical Technologies			Total
Years ended October 31	2010	2009	2008	2010	2009	2008	2010	2009	2008
Revenues	$67,311	$441,811	$582,256	$80,201	$359,165	$437,073	$147,512	$800,976	$1,019,329
Costs and other expenses	114,624	457,015	576,447	81,140	379,654	450,722	195,764	836,669	1,027,169
Impairment of long-lived assets	13,700	25,699	10,644	-	-	-	13,700	25,699	10,644
Impairment of Goodwill	-	29,890	320,000	-	-	-	-	29,890	320,000
Operating loss	(61,013)	(70,793)	(324,835)	(939)	(20,489)	(13,649)	(61,952)	(91,282)	(338,484)
(Loss) gain on the sale of discontinued operations	(59,287)	(45,531)	-	5,975	-	-	(53,312)	(45,531)	-
Equity earnings (loss)	-	(244)	-	14,867	32,739	49,071	14,867	32,495	49,071
Other, net	(216)	(3,344)	(7,141)	(26,529)	(11,716)	(9,348)	(26,745)	(15,060)	(16,489)
Income tax (expense) recovery	15,616	3,741	427	(17,136)	(7,954)	(5,504)	(1,520)	(4,213)	(5,077)
(Loss) income from discontinued operations, net of income taxes	$(104,900)	$(116,171)	$(331,549)	$(23,762)	$(7,420)	$20,570	$(128,662)	$(123,591)	$(310,979)

Sale of MDS Pharma Services Early Stage (Early Stage)
On March 5, 2010, we completed the sale of Early Stage to Ricerca Biosciences, LLC (Ricerca) and Celerion, Inc. (Celerion) for total consideration of $45.0 millon including $12.9 million in cash after a $7.1 million reduction for preliminary net working capital closing adjustments, a $25.0 million note receivable (the Note) from Celerion, and 15% minority interest in Celerion. The sale was structured as a stock and asset purchase transaction. Total net assets disposed of were $120.2 million.

Final net working capital and other closing adjustments resulted in final cash proceeds of $10.7 million. The Ricerca deal resulted in a final cash proceed of $9.4 million. The Celerion deal resulted in a final cash proceed of $1.3 million, the Note at a fair value of $16.2 million and 15% minority interest in Celerion at a fair value of $1.5 million as of October 31, 2010. We recorded an after-tax loss on the sale of Early Stage of $72.1 million, of which losses of $59.3 million and $12.8 million were recorded in fiscal 2010 and fiscal 2009, respectively. The loss on the sale of Early Stage included employee severance and transaction costs of $20.9 million and the recognition of an unrealized foreign currency translation gain of $42.1 million.

As part of the sale of Early Stage, we signed Transition Services Agreements (TSAs) to provide certain post closing transition services to the buyers. The TSAs completed in November 2010. The Company recorded TSA revenue of $7.0 million in Other expenses, net for the year ended October 31, 2010.

Following the sale of Early Stage, we retained certain assets related to the operations of Early Stage, which are included in “Assets of discontinued operations” in the consolidated statements of financial position. We revised our estimates of recoverability of the retained assets and performed impairment analyses during fiscal 2010. Based on undiscounted cash flows and prices for similar assets, we recorded impairment charges on long-lived assets of $13.6 million (2009 - $8.9 million; 2008 - $10.6 million) for the year ended October 31, 2010 in “Loss from discontinued operations, net of income taxes” in the consolidated statements of operations.

Sale of MDS Analytical Technologies
On January 29, 2010, we completed the sale of MDS Analytical Technologies, which included the Company’s 50% interest in two joint ventures, Applied Biosystems MDS Analytical Technologies Instruments (AB/MDS) and PerkinElmer Sciex Instruments (PKI/Sciex), for an initial purchase price of $641.3 million received in cash. The sale was structured as a stock and asset purchase transaction. Total net assets disposed of were $597.6 million. Final net working capital and other closing adjustments resulted in net cash proceeds of $623.5 million. We recorded an after-tax gain on the sale of MDS Analytical Technologies of $3.5 million in fiscal 2010.

As part of the sale, the Company’s joint venture partnership with Applied Biosystems, a division of Life Technologies Corporations (Life), was dissolved. A disagreement has arisen between the former partners (MDS Inc. and Life) as to the appropriate treatment of certain inventory sold by the partnership to Applied Biosystems prior to the dissolution of the joint venture partnership. The overall financial impact to us could be approximately $10 million. We have filed a Statement of Defence and intend to vigorously defend this action. No provision has been accrued related to this disagreement as of October 31, 2010. We expect that the process to settle this dispute to extend well into fiscal 2011. A hearing has been set for the arbitration of this matter in the second quarter of fiscal 2011.

As part of the sale of MDS Analytical Technologies, the Company signed a TSA to provide certain post closing transition services for a period of six months from the closing date, which expired on July 31, 2010. We recorded TSA revenue of $3.0 million in Other expenses, net for the year ended October 31, 2010.

Quarterly Financial Information

The following tables provide a summary of selected financial information for each of the eight most recently completed quarters.

(thousands of U.S. dollars, except per share amounts)	Trailing four quarters	October 31 2010	July 31 2010	April 30 2010	January 31 2010
Revenues from continuing operations
Medical Isotopes	$57,958	$27,907	$11,910	$10,261	$7,880
Targeted Therapies	65,552	19,851	16,026	14,923	14,752
Sterilization Technologies	116,842	38,083	24,371	31,546	22,842
	$240,352	$85,841	$52,307	$56,730	$45,474
Segment earnings (loss)
Medical Isotopes	4,146	7,987	(161)	(1,287)	(2,393)
Targeted Therapies	6,582	1,980	1,902	541	2,159
Sterilization Technologies	46,861	17,706	7,749	13,399	8,007
Corporate and Other	(66,109)	(9,538)	(6,969)	(37,314)	(12,288)
	$(8,520)	$18,135	$2,521	$(24,661)	$(4,515)

(Loss) income from continuing operations	$(103,348)	$9,280	$(17,953)	$(51,356)	$(43,319)
(Loss) income from discontinued operations, net of income taxes	(128,662)	6,392	2,889	(38,386)	(99,557)
Net (loss) income	$(232,010)	$15,672	$(15,064)	$(89,742)	$(142,876)
Basic and diluted (loss) earnings per share
- from continuing operations	$(1.16)	$0.14	$(0.27)	$(0.51)	$(0.36)
- from discontinued operations	(1.44)	0.10	0.04	(0.37)	(0.83)
Basic and diluted (loss) earnings per share	$(2.60)	$0.24	$(0.23)	$(0.88)	$(1.19)

(thousands of U.S. dollars, except per share amounts)	Trailing four quarters	October 31 2009	July 31 2009	April 30 2009	January 31 2009
Revenues from continuing operations
Medical Isotopes	$94,412	$7,835	$18,790	$30,933	$36,854
Targeted Therapies	42,261	14,660	10,283	8,927	8,391
Sterilization Technologies	94,590	28,916	19,926	25,126	20,622
	$231,263	$51,411	$48,999	$64,986	$65,867
Segment earnings (loss)
Medical Isotopes	31,812	(2,055)	4,019	12,530	17,318
Targeted Therapies	261	2,229	31	(1,402)	(597)
Sterilization Technologies	35,085	13,203	5,596	9,910	6,376
Corporate and Other	(40,876)	(7,809)	(13,445)	(9,239)	(10,383)
	$26,282	$5,568	$(3,799)	$11,799	$12,714

(Loss) income from continuing operations	$(11,650)	$(18,228)	$9,419	$(6,200)	$3,359
Loss from discontinued operations, net of income taxes	(123,591)	(40,430)	(70,707)	(11,371)	(1,083)
Net (loss) income	$(135,241)	$(58,658)	$(61,288)	$(17,571)	$2,276
Basic and diluted (loss) earnings per share
- from continuing operations	$(0.10)	$(0.15)	$0.08	$(0.06)	$0.03
- from discontinued operations	(1.02)	(0.33)	(0.59)	(0.09)	(0.01)
Basic and diluted (loss) earnings per share	$(1.12)	$(0.48)	$(0.51)	$(0.15)	$0.02

Items that impact the comparability of the operating income (loss) from continuing operations include:
    •    Results for the quarter ended October 31, 2010 reflect an after-tax $2 million for restructuring charges.
•	Results for the quarter ended July 31, 2010 reflect a $7 million impairment of long-lived assets and an after-tax $6 million for restructuring charges.
•	Results for the quarter ended April 30, 2010 reflect an after-tax $14 million for restructuring charges and $1 million for an impairment of long-lived assets.
    •    Results for the quarter ended January 31, 2010 reflect an after-tax $23 million for restructuring charges.
    •    Results for the quarter ended October 31, 2009 reflect an after-tax $8 million for restructuring charges.
•	Results for the quarter ended April 30, 2009 reflect a $12 million write-down of certain tax assets.
•	Earnings per share amounts were impacted by number of Common shares repurchased and cancelled under the substantial issuer bid during the second quarter ended April 30, 2010.

Fourth quarter fiscal 2010 compared to the fourth quarter fiscal 2009
		Three months ended October 31
(thousands of U.S. dollars)	2010	% of revenues	2009	% of revenues
Revenues from continuing operations	$85,841	100%	$51,411	100%
Costs and expenses
Direct cost of revenues	40,064	47%	27,681	54%
Selling, general and administration	29,264	34%	20,822	40%
Depreciation and amortization	6,312	7%	6,519	13%
Restructuring charges, net	2,487	3%	8,467	16%
Change in fair value of embedded derivatives	(11,716)	(14%)	1,301	3%
Other expenses, net	4,036	5%	(1,394)	(3%)
Operating income (loss) from continuing operations	$15,394	18%	$(11,985)	(23%)
Interest expense	(1,523)	(2%)	(714)	(1%)
Interest income	2,657	3%	1,655	3%
Equity earnings (loss)	6	-	(76)	-
Income tax expense	(7,254)	(8%)	(7,108)	(14%)
Income (loss) from discontinued operations, net of income taxes	6,392	7%	(40,430)	(79%)
Net income (loss )	$15,672	18%	$(58,658)	(114%)

Revenues from continuing operations
Revenues from continuing operations of $85.8 million in the fourth quarter of fiscal 2010 increased by $34.4 million or 67% compared with the same period of fiscal 2009, primarily due to increased revenues from Medical Isotopes as a result of the NRU reactor resuming operations in August 2010, higher Targeted Therapies revenues primarily due to increases in TheraSphere® and CardioGen-82TM products and from Sterilization Technologies as a result of increased shipments of Co-60 and the sale a production irradiator.

Selling, general and administration (SG&A)
SG&A expenses of $29.3 million in the fourth quarter of fiscal 2010 were $8.4 million higher compared with same period of fiscal 2009, primarily due to higher costs associated with MAPLE arbitration, transition activities, higher annual incentive payouts, mark-to-market valuation of deferred share units, unfavorable operational foreign exchange impact and the decommissioning of one of our production facilities in Fleurus, Belgium. The increase was partially offset by the impact of workforce reductions resulting from the wind down of the Toronto, Canada headquarters and lower stock option compensation costs.

Other expenses (income), net
Other expenses, net of $4.0 million in the fourth quarter of fiscal 2010 increased by $5.4 million compared with same period of fiscal 2009 driven by increased research and development spending on TheraSphere® clinical programs and foreign exchange loss on revaluation of net monetary assets and liabilities compared to a revaluation gain in the fourth quarter of fiscal 2009. These increases were partially offset by higher TSA revenues related to the divested businesses. The income earned from the TSAs was largely offset by related costs, which were reported in SG&A.

Change in fair value of embedded derivatives
We recorded a gain of $11.7 million for the change in fair value of embedded derivatives in the fourth quarter of fiscal 2010 compared with a loss of $1.3 million in the same period of fiscal 2009, primarily driven by fluctuations in the U.S. to Canadian dollar exchange rate and larger purchase obligations due to our new supply agreement with Isotope entered in the fourth quarter of fiscal 2010 for a supplemental supply of Mo-99 until 2020.

Segment earnings (loss)
Medical Isotopes
Segment earnings of $8.0 million in the fourth quarter of fiscal 2010 increased by $10.0 million compared with the same period of fiscal 2009 driven by higher Mo-99 volume due to the restart of NRU reactor partially offset by unfavorable operational foreign exchange impact, higher annual incentive compensation, and an agency commission payment associated with the Mo-99 contract with Isotope.

Targeted Therapies
Segment earnings of $2.0 million in the fourth quarter of fiscal 2010 decreased by $0.3 million compared with the same period of fiscal 2009 due to higher R&D spending, decommissioning costs of a production facility at our Fleurus, Belgium site, higher annual incentive payouts and unfavorable foreign exchange impact on the Canadian dollar spending partially offset by higher TheraSphere® and CardioGen-82TM volume.

Sterilization Technologies
Segment earning of $17.7 million in the fourth quarter of fiscal 2010 increased by $4.5 million compared with same period of fiscal 2009 due to higher Co-60 and production irradiator volume partially offset by inventory write-off relating to our Fleurus, Belgium operations, higher facilities spending and higher annual incentive compensation payouts.

Income (loss) from continuing operations
Income from continuing operations of $9.3 million in the fourth quarter of fiscal 2010 improved by $27.5 million compared with the same quarter in fiscal 2009. The increase was primarily due to improved segment earnings from Medical Isotopes and Sterilization Technologies.  Additionally, we incurred lower restructuring costs and a favorable change in the fair value of embedded derivatives partially offset by foreign exchange revaluation loss in the fourth quarter of 2010 compared with the revaluation gain in the same quarter in 2009.

Cash flow
The primary cash inflows in the fourth quarter of fiscal 2010, excluding those associated with our product revenues included:
•	$10.4 million from the sale of ABCP investment;
•	$5.0 million of cash proceeds, previously held in escrow, related to the sale of MDS Pharma Services Phase II-IV;
•	$3.2 million of payments from AECL related to a note receivable; and,
•	$2.0 million in income associated with transition service provided to the buyers of the businesses we sold.

With these cash inflows, and our cash on hand, we used cash in the following activities:
•	$17.0 million related to restructuring and deal costs, including severance, change of control payments, and banker and advisory fees;
•	$10.1 million in income and sales tax payments resulting from prior year audits;
•	$3.8 million payment in pension plan contributions; and,
•	$1.3 million in capital expenditures.

The remaining net cash inflow of $13.6 million is from our operations, primarily due to restart of NRU reactor in August 2010 partially offset by corporate SG&A costs and other operating working capital changes.

Liquidity and capital resources

Cash flows
Cash flows from operating, investing and financing activities, as reflected in the consolidated statements of cash flows, are summarized in the following table:

(thousands of U.S. dollars)
Years ended October 31	2010	2009	2008
Cash (used in) provided by continuing operating activities	$(69,499)	$96,125	$(109,687)
Cash (used in) provided by continuing investing activities	(13,234)	(14,319)	114,083
Cash used in continuing financing activities	(669,936)	(6,237)	(115,523)
Cash (used in) provided by discontinued operations	568,138	86,532	24,943
Effect of foreign exchange rate changes on cash and cash equivalents	9,130	19,050	(18,302)
Net (decrease) increase in cash and cash equivalents during the period	$(175,401)	$181,151	$(104,486)

Our cash flow in 2010 was impacted by a number of significant transactions related to our strategic repositioning.   The primary cash inflows, excluding those associated with our product revenues included:
•	$654.2 million in net proceeds from the sale of Analytical Technologies and Early Stage;
•	$12.8 million of payments from AECL related to a note receivable;
•	$14.0 million in income associated with transition service provided to the buyers of the businesses we sold;
•	$10.4 million from the sale of ABCP; and,
•	$3.0 million in dividends from Lumira, which we hold as an equity investment.

With these cash inflows, and our cash on hand, we used cash in the following activities:
•	$450.0 million to buy back our Common shares through a substantial issuer bid;
•	$246.1 million in payments to the holders of our senior unsecured notes for the full repayment of principal, interest and associated make-whole payment;
•	$103.6 million related to restructuring and deal costs, including severance, change of control payments, and banker and advisory fees;
•	$16.1 million increase in restricted cash primarily related to cash used as security against letters of credit;
•	$12.5 million in income and sale tax payments resulting from prior year audits;
•	$7.6 million in capital expenditures; and,
•	$6.5 million in pension plan contributions.

The remaining net cash outflow of $27.4 million of continuing and discontinued operations, primarily related to corporate SG&A costs and Early Stage losses and capital expenditures prior to the sale of the business and changes in operating working capital.

In 2009 cash inflow of $181.2 million included collection of a $59.7 million note related to the sale of our Diagnostics business in 2007; $40.5 million in proceed from the sale of Pharma Services Phase II-IV and Central Labs business; and $11.1 million of payments related to the AECL note receivable.  These were partially offset by $11.7 million of principal and interest payment on our senior unsecured notes and $36.4 million in capital expenditures. The remaining $118.0 million cash inflow primarily related to the operating activities of continuing and discontinued operations.

The cash outflow of $104.5 million in 2008 included $89.1 million in principal and interest on our senior unsecured notes; $88.0 million of cash taxes, $56.0 million of which related to the sale of the Diagnostics business; $43.6 million to buyback our Common shares, $13.6 millon for an acquisition in MDS Analytical Technologies business and $51.8 million in capital expenditures.  These were partially offset by $108.4 million from the sale of investments, $7.3 million in proceed received from issuance of shares under the employee stock option program and $15.4 million in net proceeds from the sale of certain of Nordion’s product lines.  The remaining $50.5 million cash inflow primarily related to the operating activities of continuing and discontinued operations.

Continuing investing activities
Cash used in investing activities for fiscal 2010 was $13.2 million compared with $14.3 million of cash used in fiscal 2009. The decrease in cash used of $1.1 million was primarily due to $10.6 million of cash received from the sale of our long-term investments and $2.3 million of lower capital expenditures partially offset by a net increase of $11.8 million in restricted cash for insurance liabilities and cash collateral for outstanding letters of credit.

Cash used in investing activities in fiscal 2009 was $14.3 million compared to cash provided by investing activities of $114.1 million provided in fiscal 2008. In fiscal 2009, we incurred capital expenditures of $10.0 million and had an increase in the restricted cash of $10.0 million resulting from to the sale of MDS Pharma Services Phase II-IV, which was partially offset by a decrease of $5.7 million for restricted cash relating to the insurance liabilities. In fiscal 2008, we received $100.5 million on the maturity of the short-term investments, $15.4 million from the sale of external beam therapy and self-contained irradiator product lines, and $7.1 million from the sale of long-term investments, partially offset by $12.4 million used to purchase property, plant and equipment. In fiscal 2008, we used the proceeds from the maturity of short-term investments to repay the long-term debt.

Continuing financing activities
For fiscal 2010, cash used in financing activities was $669.9 million compared with $6.2 million cash used financing activities in the same period of fiscal 2009. In fiscal 2010, we repaid $221.5 million of the outstanding senior unsecured notes and capital lease obligations compared to debt repayments of $6.2 million in fiscal 2009. We also completed the substantial issuer bid for a total cost of $450.0 million and drew bank indebtedness of $1.2 million in fiscal 2010.

Cash used in financing activities in fiscal 2009 of $6.2 million was significantly lower than the $115.5 million of cash used in financing activities in fiscal 2008. In fiscal 2009, we made debt repayments of $6.2 million compared to $79.2 million in fiscal 2008. In fiscal 2008, we also repurchased $43.6 million of shares under the normal course issuer bid, retiring 2.9 million of the Common shares and received proceeds of $7.3 million as part of the employee stock option program.

Liquidity
(thousands of U.S. dollars)	October 31 2010	October 31 2009	Change
Cash and cash equivalents	$122,802	$298,203	(59%)
Current ratio(1)	2.1	2.9	(28%)
(1) Excludes current assets and current liabilities related to discontinued operations.

Cash and cash equivalents of $122.8 million as of October 31, 2010 was $175.4 million lower compared with $298.2 million as of October 31, 2009. As discussed in the Cash flows section above, in the first half of fiscal 2010 we used $246.1 million to fully repay both the matured and outstanding balance of the senior unsecured notes, which included the principal balance of $221.3 million, accrued and unpaid interest of $1.5 million and a make-whole payment of $23.3 million. We also used $450.0 million for share buyback under the substantial issuer bid. In addition, approximately $103.6 million was paid for transaction costs related to divestitures and restructuring costs associated with the strategic repositioning. The cash outflow was largely offset by $641.3 million net cash proceeds received from the sale of MDS Analytical Technologies, $12.9 million in cash proceeds received from the sale of Early Stage, and $10.4 million in cash proceeds from the sale of asset backed commercial paper.

The current ratio as of October 31, 2010, was 2.1 compared with 2.9 as of October 31, 2009, mainly due to the decrease in cash and cash equivalents as discussed above.

On January 29, 2010, Nordion cancelled its C$500.0 million (US$490.1 million) revolving credit facility. There were no amounts drawn or outstanding as of this date.

We have credit facilities in place, expressly for letters of credit and letters of guarantee. Under the terms of the facilities, cash for the full amount of the outstanding letters of credit and letters of guarantee must held in account as security, which represents restricted cash and is not available for operations. As of October 31, 2010, restricted cash of $32.4 million (October 31, 2009 - $16.3 million) included $17.4 million of cash collateral for outstanding letters of credit, $5.0 million of cash proceeds related to the sale of MDS Pharma Services Phase II-IV and $10.0 million of funds for insurance liabilities.

Pension
During fiscal 2010, an actuarial valuation was updated for the Company’s defined benefit plan as of January 1, 2010 for funding purposes. Based on this actuarial valuation, we expected to have annual funding requirements of approximately $4 million to $5 million in each of the next five years, with aggregate estimated contributions of approximately $23 million. We are required to complete an updated actuarial valuation as of January 1, 2011 and although asset values have increased, due primarily to a decline in real interest rates, we currently expect funding requirements of approximately $8 million in each of the next five years to fund the solvency deficit. The actual funding requirements over the five-year period will be dependent on subsequent annual actuarial valuations. These amounts are estimates, which may change with actual investment performance, changes in interest rates, any pertinent changes in government regulations, and any voluntary contributions.  We made a $3.8 million payment to the pension plan in the fourth quarter of fiscal 2010, which represents the deficit funding for the period from January 1, 2010. In the future we may be able to issue a letter of credit instead of making a cash payment, however, we are currently required to cash collateralize our letters of credit.

In addition, we retained a defined benefit pension plan associated with Early Stage. The current estimated under funded status based on an actuarial valuation completed in the second quarter of fiscal 2010 is approximately $3 million.

Decommissioning
During fiscal 2010, we reassessed and revised the asset retirement obligation relating to future site remediation costs of our facility in Kanata, Ontario. Based on our revised assessment, we currently expect approximately $16 million increase in the letter of credit required in support of future site remediation costs for our Kanata facility.

Taxes
In fiscal 2010, we received an assessment from the Quebec government in connection with an audit of tax credits associated with our former MDS Pharma Services business that resulted in us paying $10.1 million in taxes and accrued interest during the fourth quarter. Approximately one third of this amount will be repaid to us as a result of a favorable resolution of a federal R&D claim.

Future liquidity requirements
We believe that cash on hand, cash flows generated from operations, coupled with new borrowings if needed, will be sufficient to meet the anticipated requirements for operations, capital expenditures, R&D expenditures, pension funding, retained obligations from the sold businesses, litigation costs including the MAPLE arbitration, contingent liabilities including FDA settlements, and restructuring costs. The FDA liability and restructuring reserves are $8.6 million and $11.5 million, respectively, as of October 31, 2010. At this time, we do not anticipate any issues in collecting amounts owed to Nordion with respect to the notes receivable from AECL.

Contractual obligations
The following table summarizes the contractual obligations for the continuing operations as of October 31, 2010 and the effect such obligations are expected to have on the liquidity and cash flows in future years. The table excludes amounts already recorded on the consolidated balance sheet as current liabilities and certain other purchase obligations discussed below:

(thousands of U.S. dollars)	2011	2012	2013	2014	2015	Thereafter
Long-term debt	$4,050	$4,034	$3,921	$3,921	$28,224	$-
Interest on long-term debt	3,122	3,034	2,973	2,900	1,179	-
Operating leases	4,804	3,723	3,066	2,036	1,878	7,125
Purchase obligations	45,895	47,507	82,597	111,771	102,965	574,979
	$57,871	$58,298	$92,557	$120,628	$134,246	$582,104

Long-term debt consisted of a $43.9 million, non-interest bearing, government loan; and other commitments totaling $0.3 million which represent capital lease obligations.

The amounts for operating leases primarily relate to the rental of offices, laboratory facilities and equipment to support global operations.

We have long-term supply arrangements totaling approximately over $900 million primarily related to the supply of Mo-99 and Co-60 from certain domestic and international suppliers of isotopes and IT infrastructure service providers. These agreements including certain take-or-pay contracts provide for minimum purchase quantities, and certain prices are based on market rates at the time of delivery. Amount of purchase obligations are based on management’s best estimate in respect of these agreements. The terms of these long-term supply or service arrangements range from 1 to 14 years.

We have entered into contracts for other outsourced services; however, the obligations under these contracts are not significant and the contracts generally contain clauses allowing for cancellation without significant penalty.

The expected timing of payment of the obligations discussed above is estimated based on current information. The timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services, foreign exchange fluctuations, or, for some obligations, changes to agreed-upon amounts.

Indemnities and guarantees
In connection with the Company’s various divestitures, we agreed to indemnify buyers for actual future damage suffered by the buyers related to breaches, by Nordion, of representations and warranties contained in the purchase agreements. In addition, we have retained certain existing and potential liabilities arising in connection with such operations related to periods prior to the closings. To mitigate our exposure to certain of these potential liabilities, the Company maintains errors and omissions insurance and other insurance. Nordion is not able to make a reasonable estimate of the maximum potential amount that the Company could be required to pay under these indemnities. The Company has not made any significant payments under these types of indemnity obligations in the past; however, the Company has had early discussions with buyers related to certain indemnities provided.

Capitalization
As previously discussed in this MD&A, in December 2009 we repaid $22.7 million of the senior unsecured notes that matured. On February 3, 2010 with the completion of the sale of MDS Analytical Technologies, we fully repaid the outstanding senior unsecured notes at a cost of $223.4 million, which included the principal amount of $198.6 million, accrued and unpaid interest of $1.5 million and a make-whole amount of $23.3 million. In addition, $4.0 million of debt was forgiven in accordance with an agreement with the lender upon the completion of the sale of MDS Analytical Technologies. Our remaining long-term debt of $44.2 million as of October 31, 2010, is primarily a non-interest-bearing Canadian government loan maturing in 2015, which has been fully secured by a long-term financial instrument that is included in “Other long-term assets” in the consolidated statements of financial position.

Shareholders’ equity as of October 31, 2010, was $337.6 million compared with $993.9 million as of October 31, 2009. During fiscal 2010, we repurchased 52,941,176 Common shares for cancellation for an aggregate purchase price of $450.0 million.

Off-balance sheet arrangements
Nordion does not have any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital expenditures or capital resources that are material to investors other than operating leases and derivative instruments.

Derivative instruments
As of October 31, 2010, the Company held no derivatives designated as fair value, cash flow or net investment hedges.

The U.S. dollar denominated senior unsecured notes had been designated as a hedge of net investment in foreign operations to reduce foreign exchange fluctuations associated with certain of the foreign currency investments of the Company, the U.S. operations of MDS Analytical Technologies and MDS Pharma Services included in the discontinued operations. As the net investment hedge had been deemed to be effective, the U.S. dollar denominated senior unsecured notes were measured at each reporting date to reflect changes in the spot rate since the previous measurement date and recorded in other comprehensive income. We did not record any ineffectiveness relating to this net investment hedge in the consolidated statements of operations for fiscal 2010 and 2009.

During the second quarter of fiscal 2010, the sale of Early Stage resulted in a liquidation of the Company’s net investment in its self-sustaining U.S. operations of Early Stage and the termination of the net investment hedging relationship. This resulted in recognition of the unrealized foreign exchange loss of $106.8 million, which was offset by a release of $106.8 million unrealized foreign exchange gain relating to the net investment hedge, both recorded in AOCI as part of shareholders’ equity. During the first quarter of fiscal 2010, the sale of MDS Analytical Technologies resulted in a liquidation of the Company’s net investment in its self-sustaining U.S. operations of MDS Analytical technologies and the termination of the net investment hedging relationship. This resulted in recognition of the unrealized foreign exchange loss of $39.9 million, which was offset by a release of $39.9 million unrealized foreign exchange gain relating to the net investment hedge, both accumulated in AOCI as part of shareholders’ equity.

As of October 31, 2010, we identified certain embedded derivative assets with a fair value of $10.5 million (October 31, 2009 - $nil) and embedded derivative liabilities with a fair value of $2.0 million (October 31, 2009 - $4.2 million), which have a total notional amount of over $700 million (October 31, 2009 - $80 million).  During fiscal 2010, we recorded a $13.1 million gain for the change in the fair value of the embedded derivatives compared with a $7.9 million gain in fiscal 2009.

Litigation

MAPLE
Nordion is involved in an arbitration related to the MAPLE Facilities and an associated lawsuit with AECL and the Government of Canada. AECL and the Government of Canada unilaterally announced in fiscal 2008 their intention to discontinue the development work on the MAPLE Facilities. At the same time, AECL and the Government of Canada also publicly announced that they would continue to supply medical isotopes from the current NRU reactor, and would pursue a license extension of the NRU reactor operations past its current expiry date of October 31, 2011. On July 8, 2008, Nordion served AECL with a notice of arbitration proceedings seeking an order to compel AECL to fulfill its contractual obligations under an agreement entered into with AECL in February 2006 (the 2006 Agreement) to complete the MAPLE Facilities and, in the alternative and in addition to such order, seeking significant monetary damages. In the lawsuit, Nordion is claiming $1.6 billion (C$1.6 billion) in damages from AECL and the Government of Canada. Nordion’s current emphasis is on arbitration proceedings. Hearings for the arbitration are expected to continue into the second half of fiscal 2011 and we expect a decision from the panel thereafter. Under the arbitration provisions the parties have limited appeal rights as to matters of law. In addition to the legal proceedings initiated by Nordion against AECL and the Government of Canada, we are currently exploring supply alternatives to mitigate lack of supply from AECL, for both the long-term supply of reactor-based medical isotopes and isotopes produced by other modalities. Nordion has also urged the Government of Canada and AECL to consult with international experts and obtain their assistance toward activating the MAPLE Facilities project.

Bioequivalence studies
During fiscal 2009, Nordion was served with a Complaint related to repeat study costs and mitigation costs of $10 million and lost profits of $70 million. This action relates to certain bioequivalence studies carried out by the Company’s former MDS Pharma Services business unit at its Montreal, Canada facility from January 1, 2000, to December 31, 2004. We maintain reserves in respect of repeat study costs as well as errors and omissions insurance. Nordion has assessed this claim and amounts related to the direct costs associated with the repeat study costs have been provided for in the FDA provision. No specific provision has been recorded related to the claim for lost profit, other than insurance deductible liabilities. The Company has filed an Answer and intends to vigorously defend this action.

During fiscal 2009, Nordion was served with a Statement of Claim related to repeat study and mitigation costs of $5 million (C$5 million) and loss of profit of $29 million (C$30 million). This action relates to certain bioequivalence studies carried out by the Company’s former MDS Pharma Services business unit at its Montreal, Canada facility from January 1, 2000, to December 31, 2004. We maintain reserves in respect of repeat study costs as well as errors and omissions insurance. Nordion has assessed this claim and amounts related to the direct costs associated with the repeat study costs have been provided for in the FDA provision. No specific provision has been recorded related to the claim for lost profit, other than insurance deductible liabilities. The Company has filed a Statement of Defence and intends to vigorously defend this action.

Strategy and outlook
Nordion’s business strategy is to maximize the value of our core business, to drive commercial excellence through optimizing, leveraging and building on our product lines and capabilities, and to cultivate sustainable growth through disciplined investment.

Business outlook

Optimization of business
Aligned with Nordion’s strategy to optimize product lines, in November 2010, we signed a non-binding letter of agreement with Best Medical for the divestiture of MDS Nordion S.A. in Fleurus, Belgium, which currently supports four lines of business including Agiris (non-destructive testing equipment and sources); Glucotrace (FDG imaging agent); TheraSphere® (targeted liver cancer radiotherapeutic); and Radiochemical business (generic cyclotron and reactor isotopes). The proposed divestiture transaction is expected to include three lines of business, excluding the TheraSphere® business, which will be retained by Nordion. The proceeds received for the divested operations are expected to be nominal and we may be required to leave sufficient working capital in the business to support its operations through an initial transition period.

In July 2010, the performance of the Glucotrace and Radiochemical businesses at its Fleurus, Belgium facility resulted in Nordion announcing its intention to restructure operations at that facility.  To that end, the Company initiated a Loi Renault process, which involves an information and consultation process with the Belgian Works Council to determine the best way to move forward with the identified businesses. With the signing of this recent agreement with Best Medical, the aforementioned Loi Renault process is currently paused until the negotiations with the potential acquirer have concluded.

Medical Isotopes
As mentioned earlier in the “Recent Business and Corporate Developments” section of this MD&A, the NRU reactor at the AECL Chalk River Laboratories returned to operation on August 17, 2010. In August 2010, the Company received, processed and shipped the first supply of medical isotopes from AECL to its customers.

Although the NRU reactor has returned to service and Nordion has signed a supply agreement with Isotope, as described in the “Recent business and corporate developments” section of this MD&A, we do not expect the volume of medical isotopes we sell to fully return to previous levels. Various factors have influenced the demand we are seeing for medical isotopes, as described in the section “Uncertainty in the medical isotope market” of this MD&A. The pricing for medical isotopes has increased from the levels prior to the NRU reactor shutdown in May 2009, although there are continued competitive pressures due to higher levels of available supply. We continue to work with our existing customers and potential new customers to secure additional sales of medical isotopes and increase our global market share of Mo-99, including the recently signed amendment to our contract with our largest customer Lantheus, extending the length of the contract until December 31, 2013. Based on contractual commitments, current demand and pricing dynamics, we currently expect revenues and segment earnings in the first and second quarter of fiscal 2011 to be similar to our results for medical isotopes in the fourth quarter of fiscal 2010.

Based on discussions with AECL, AECL currently expects the NRU reactor to shutdown for approximately one month during our third quarter of fiscal 2011 to complete the first scheduled annual inspection since its return to service.  While supply of Mo-99 is planned from Isotope during this NRU reactor outage, it will not be in sufficient quantity to replace the quantity that would have been available from AECL and therefore we expect revenue and segment earnings to decline during the third quarter of 2011. The extent of the decline is expected to reflect the duration of the actual time that the NRU reactor is out of service.  Furthermore, at the current pricing levels that we sell Mo-99, the cost of Mo-99 from Isotope is higher than the cost from AECL and therefore as supply from Isotope comes on line and increases, our segment earnings are expected to decrease.

Securing reliable long-term supply of medical isotopes remains a priority for Nordion. The Company continues to pursue the arbitration proceeding to compel AECL to complete the MAPLE reactors as discussed in the “Litigation” section of this MD&A.

Targeted Therapies
TheraSphere® revenue grew by 40% in fiscal 2010 compared with fiscal 2009, due to continued increased adoption in North America and Europe as a result of the product’s efficacy, and reimbursement and insurance coverage.  We also continued to invest in expansion into new markets.  In fiscal 2011, we expect to continue to invest to increase acceptance in existing markets, as well as enter into new markets globally.   In addition, we are currently assessing future clinical trials for TheraSphere®, including trials that would provide the data to support the submission to the U.S. Food and Drug Administration (FDA) for the product to be sold in the U.S. with full approval. TheraSphere® is currently authorized by the FDA for use under a humanitarian device exemption as a radiation treatment for primary liver cancer or hepatocellular carcinoma. A trial to obtain full FDA approval for TheraSphere® would be significantly larger than any of the clinical trial activity that we have completed to date and would result in a significant increase in our level of R&D investment.

In fiscal 2011, we expect to see further growth globally for both CardioGen-82TM and TheraSphere® however the rate of revenue growth is not expected to be as high compared with fiscal 2010. We started manufacturing CardioGen-82TM in mid-2009 with fiscal 2010 growth reflecting the start up of this product. Therefore, the growth rate for this product is expected to be significantly lower in fiscal 2011.  In addition, based on the limited global supply of Sr-82, the isotope that is required to manufacture CardioGen-82TM, there may be periods in the middle of fiscal 2011 where we may not be able to fully meet the demand for this product.  We currently expect that TheraSphere® may not grow at the same rate in fiscal 2011 compared to fiscal 2010 as a result of potential clinical trial activities described above and lower growth rates in the second half of fiscal 2010 compared to the first half of fiscal 2010.

Sterilization Technologies
In fiscal 2011, while we will have a higher level of supply of Co-60 available, we currently expect the shipments of Co-60 to be relatively flat compared with fiscal 2010.  In addition, we expect a positive impact on revenues from the pricing of Co-60.  We anticipate the amount of Co-60 shipped in each quarter to continue to fluctuate based on the timing of receipt from suppliers and timing of demand from customers.  Cobalt shipments in the first quarter of fiscal 2011 are expected to be at lower levels compared with the fourth quarter of fiscal 2010.

In the second quarter of fiscal 2011, we expect to ship a production irradiator to Europe for the sterilization of medical devices.  This would result in the shipment of three commercial scale production irradiators in a twelve-month period commencing Q3 2010, which is at a higher level than in past two years.

Financial outlook

Corporate SG&A
In the first quarter of fiscal 2011, we completed our final activities associated with the transition service agreements that were in place with the buyers of the businesses we sold in fiscal 2010, and have completed the transition of our Corporate headquarters to Ottawa.  As a result, we are able to move to contractual arrangements that are better aligned with the Nordion business, in particular with our information technologies service providers, and complete the reduction of employees and contract employees.  We continue to expect our Corporate SG&A, as reported in Corporate and Other, to be approximately $3 million per quarter starting in the second quarter of fiscal 2011.

Deferred tax assets and liabilities
At the end of the quarter, we reported $86.8 million of net deferred tax assets comprised of operating losses, R&D tax credits and other tax carryovers arising from our Canadian operations.  These tax assets are available to reduce cash income taxes in the future.  The recognition of these assets is based on our earnings outlook and our view that we can utilize these tax assets in the foreseeable future.  If those future profitability expectations significantly decline, we will be required to write-off some portion, if not all, of these deferred tax assets.

Cash outlook
We ended fiscal 2010 with $122.8 million in cash and cash equivalents, $32.4 million of restricted cash, a note receivable from AECL with a carrying value of $24.0 million and essentially no debt.  Our outstanding debt of $44.2 million primarily consists of a $43.9 million loan from the Government of Canada, which is fully defeased by a funded financial instrument issued by a major Canadian bank.  In fiscal 2011, we expect to generate positive cash flow from operations primarily as a result of increased profitability.  We do not expect to pay significant cash taxes or interest expense in fiscal 2011 and our capital expenditure levels are currently expected to be below $10 million, which is approximately our average spend over the past three years.

In relation to activities associated with our strategic repositioning, net cash payments associated with post-close adjustments and other payments to and from the buyers of the businesses we sold are expected to be approximately $12 million.  In addition, $5 million of our restricted cash relates to an escrow amount associated with the Phase II-IV business we sold, which we expect to released in fiscal 2011.  We currently expect to make payments in aggregate of approximately $18 million related to severance, contract termination and rent for facilities we have exited that are recorded in both continuing and discontinued operations.  In addition, the three lines of business in our Belgium operations that we intend to sell, in aggregate do not currently generate positive cash flow and as a result we expect to fund these operations while we retain ownership and may be required to leave sufficient working capital in the business to support its operations through an initial transition period.

Based on preliminary estimates for our defined benefit pension plan and future decommissioning of our Ottawa facilities we may be required to issue letters of credit or make funding payments related to these obligations.  As previously discussed, we may have approximately an $8 million funding requirement for our pension plan that may be funded in cash or by issuing a letter of credit, pending the finalization of regulations in relation to this option. We are also required to submit a plan for the future decommissioning of our Ottawa facilities to the Canadian nuclear regulator in Canada. A letter of credit is generally required for the estimated future decommissioning costs. Our estimate of the future costs has increased by approximately $16 million to approximately $31 million from our previous submission that was made five years ago. Based on our current credit facilities for letters of credit, we are required to provide cash as collateral in the full amount of the letters of credit issued.

In fiscal 2011, we expect to assess establishing a credit facility that would not require us to provide cash as security for letters of credit and to potentially provide us with an additional source of liquidity.  The amount of credit available to us and the terms and conditions under which it would be provided, if at all, will have to be assessed at the time of finalizing a credit facility.  If we are able to arrange a credit facility with a sufficient level of available credit that does not require cash for security, we may be able to have available for operations the $17.4 million that is currently recorded in restricted cash related to the security for letters of credit. In addition, we may issue letters of credit for the estimated $8 million of our future pension funding requirement and $16 million potential increase in the letter of credit for decommissioning costs.

Returns to shareholders
Nordion recognizes the importance of providing returns to shareholders. In January 2011, the Company announced the introduction of a dividend and a re-initiation of a normal course issuer bid (NCIB).

We have set our initial quarterly dividend rate at $0.10 per share. The dividend rate reflects what we believe is a reasonable balance between providing shareholders with what we expect will be a sustainable return of capital, while leaving the business with financial flexibility. When arriving at the dividend level, the Company also took into account potential investments, including the previously discussed clinical trials to support TheraSphere® growth, as well as the uncertainty in levels of cash flow that the medical isotope business will generate over the medium- to long-term.

In setting a dividend and when looking at our capital structure more broadly, we consider, among other things, requirements for operations, including working capital fluctuations, our ability to access capital, our risk profile, and the flexibility provided by cash and liquidity sources. In addition, with the uncertainty in the Medical Isotopes business, in particular Nordion’s current reliance on the NRU reactor, and the liabilities that could arise from the business that have been sold, we intend to maintain a certain level of liquidity and access to capital. Given these factors, when we considered our current cash balance, other investments and debt level, we believed we have sufficient cash to fund the repurchase of shares through an NCIB.

Nordion has been authorized by the Toronto Stock Exchange (TSX) to purchase for cancellation up to 5,677,108 common shares of its 67,238,653 common shares outstanding as of January 12, 2011. The authorized number of shares for repurchase represents approximately 8% of its outstanding common shares. Annual purchases to a maximum of US$65 million under the NCIB may begin on January 26, 2011 and will end no later than January 25, 2012. Subject to any block purchases made in accordance with the TSX, daily purchases will be limited to 21,209 common shares, which represents 25% of the average daily trading volume on the TSX for the most recent six calendar months. Subject to required regulatory approvals, purchases will be made on the open market through the facilities of the TSX and the New York Stock Exchange (NYSE) in accordance with their respective rules. The price to be paid will be the market price at the time of acquisition. While we intend to repurchase the majority, if not all, of the allowed eight percent of our outstanding shares, we expect to continue to monitor and assess our cash requirements, liquidity and access to capital in determining the final amount we repurchase and/or whether to continue to implement NCIBs in future years.

Accounting and control matters

Recent accounting pronouncements

United States
On April 29, 2010, the FASB issued ASU No. 2010-17, “Revenue Recognition (Topic 605), Milestone Method of Revenue Recognition” (ASU 2010-17), which establishes a revenue recognition model for contingent consideration that is payable upon the achievement of an uncertain future event, referred to as a milestone. The scope of ASU 2010-17 is limited to research or development arrangements and requires an entity to record the milestone payment in its entirety in the period received if the milestone meets all necessary criteria to be considered substantive. Entities are not precluded from making an accounting policy election to apply another appropriate accounting policy that results in the deferral of some portion of the arrangement consideration. ASU 2010-17 is effective for fiscal years beginning on or after June 15, 2010 and for interim period within those fiscal years. The Company plans to adopt ASU 2010-17 on November 1, 2010 and it is not expected to have a significant impact on the Company’s consolidated financial statements.

On April 16, 2010, the FASB issued ASU No. 2010-13, “Stock Compensation (Topic 718), Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades” (ASU 2010-13), which clarifies that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades must not be considered to contain a market, performance or service condition. An entity should not classify such an award as a liability if it otherwise qualifies for classification in equity. ASU 2010-13 is effective for fiscal years beginning on or after December 15, 2010 and for interim periods within those fiscal years and is to be applied prospectively. The Company plans to adopt ASU 2010-13 on November 1, 2011 and it is not expected to have a significant impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements” (ASU 2010-06), which provides amendments that clarify existing disclosures and requires new disclosures related to fair value measurements. In particular, ASU 2010-06 requires more disaggregated information on each class of assets and liabilities and further disclosures on transfers between levels 1 and 2 and activity in level 3 fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about activity in level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The Company plans to adopt ASU 2010-06 on November 1, 2011 and it is not expected to have a significant impact on the Company's consolidated financial statements.

In December 2009, the FASB issued ASU No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (formerly, SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”) (ASU 2009-17) to improve financial reporting by enterprises involved with variable interest entities. ASU 2009-17 is effective as of the beginning of each entity’s first annual reporting period that begins after November 15, 2009 and earlier application is not allowed. The Company plans to adopt ASU 2009-17 on November 1, 2010, and it is not expected to have a material impact on the Company’s consolidated financial statements.

In October 2009, the FASB issued ASU No. 2009-13, “Revenue Recognition (Topic 605),  Multiple - Deliverable Revenue Arrangements, a consensus of EITF 08-01, Revenue Arrangements with Multiple Deliverables” (ASU 2009-13), which modifies the fair value requirements of ASC subtopic 605-25, “Revenue Recognition - Multiple Element Arrangements” by providing principles for allocation of consideration among its multiple-elements, allowing more flexibility in identifying and accounting for separate deliverables under an arrangement. An estimated selling price method is introduced for valuing the elements of a bundled arrangement if vendor-specific objective evidence or third-party evidence of selling price is not available, and significantly expands related disclosure requirements. This guidance is effective on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 with earlier application permitted. The Company plans to adopt ASU 2009-13 on November 1, 2010 and it is not expected to have a material impact on the Company's consolidated financial statements.

International Financial Reporting Standards
We have been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators both in the U.S. and in Canada with respect to their plans regarding convergence to International Financial Reporting Standards (IFRS).  We currently expect to adopt IFRS as our primary reporting standard when the U.S. Securities and Exchange Commission requires domestic registrants in the U.S. to transition to IFRS.

Critical accounting policies and estimates
Our discussion and analysis of the financial condition and results of operations is based on the consolidated financial statements, which have been prepared in accordance with U.S. GAAP applied on a consistent basis. Beginning with its fiscal 2007 year-end, we adopted the U.S. dollar as the Company’s reporting currency and U.S. GAAP as its primary reporting standard for the presentation of its consolidated financial statements.

Use of estimates
The preparation of the consolidated financial statements requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. The Company’s estimates are based on the facts and circumstances available at the time estimates are made, historical experience, risk of loss, general economic conditions and trends, and the Company’s assessments of the probable future outcomes of these matters. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of changes, if any, are reflected in the consolidated statements of operations in the period that they are determined.

Allowance for doubtful accounts
We maintain allowance for doubtful accounts based on a variety of factors, including the length of time the receivables are past due, macroeconomic conditions, significant one-time events, historical experience and the financial condition of customers. We record a specific reserve for individual accounts when we become aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in the customer’s operating results or financial position. If circumstances related to a customer change, we would further adjust estimates of the recoverability of receivables.

Inventories
Inventories of raw materials and supplies are recorded at the lower of cost, determined on a first-in, first-out (FIFO) basis, or market.  Finished goods and work-in-process include the cost of material, labor and manufacturing overhead and are recorded on a FIFO basis at the lower of cost or market. We reduce the carrying value of inventories for those items that are potentially excess, obsolete or slow-moving based on changes in customer demand, technology developments or other economic factors.

Property, plant and equipment
Property, plant and equipment, including assets under capital leases, are carried in the accounts at cost less accumulated depreciation.  Gains and losses arising on the disposal of individual assets are recognized in income in the period of disposal.

The costs associated with modifications to facilities owned by others to permit isotope production are deferred and recorded as facility modifications and amortized over the expected contractual production.

Costs, including financing charges and certain design, construction and installation costs, related to assets that are under construction and are in the process of being readied for their intended use are recorded as construction in-progress and are not subject to depreciation.

Depreciation is recorded from the date on which each asset is placed into service, is generally provided for on a straight-line basis over the estimated useful lives of the property, plant and equipment.

Asset retirement obligations
We record asset retirement obligation costs associated with the retirement of tangible long-lived assets. We review legal obligations associated with the retirement of these long-lived assets. If it is determined that a legal obligation exists and it is probable that this liability will ultimately be realized, the fair value of the liability for an asset  retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the expected life of the asset. The present value of the asset retirement obligation is accreted with the passage of time to its expected settlement fair value.

Impairment of long-lived assets
We evaluate the carrying value of long-lived assets, including property, plant and equipment, for potential impairment when events and circumstances warrant a review. Factors that we consider important that could trigger an impairment review include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for the overall business, significant negative industry or economic trends, a significant adverse legal or regulatory development, a significant decline in the Company’s stock price for a sustained period, and the Company’s market capitalization relative to its net book value. In assessing long-lived assets for impairment, assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

The carrying value of a long-lived asset is considered impaired when the anticipated net recoverable amount of the asset is less than its carrying value.  In that event, a loss is recognized in an amount equal to the difference between the carrying value and fair value less costs of disposal by a charge to income.  The anticipated net recoverable amount for a long-lived asset is an amount equal to the anticipated undiscounted cash flows net of directly attributable general and administration costs, carrying costs, and income taxes, plus the expected residual value, if any.

When required, the fair values of long-lived assets are estimated using accepted valuation methodologies, such as discounted future net cash flows, earnings multiples, or prices for similar assets, whichever is most appropriate under the circumstances.

Long-term investments
We account for long-term investments where the Company has the ability to exercise significant influence using the equity method of accounting. In situations where we do not exercise significant influence over a long-term investee that is not publicly listed, the investments are recorded at cost. Investments in public companies are accounted for at fair value. We periodically review these investments for impairment. In the event the carrying value of an investment exceeds its fair value and the decline in fair value is determined to be other than temporary, we write down the value of the investment to its fair value.

Revenue recognition
Revenues are recorded when title to goods passes or services are provided to customers, the price is fixed or determinable, and collection is reasonably assured. For the majority of product revenues, title passes to the buyer at the time of shipment and revenue is recorded at that time.

We recognize revenue and related costs for arrangements with multiple deliverables as each element is delivered or completed based upon its relative fair value. If a fair value is not available for any undelivered element, revenue for all elements is deferred until delivery is completed. When a portion of the customer’s payment is not due until acceptance, we defer that portion of the revenue until acceptance has been obtained. Revenue for training is deferred until the service is completed.  Revenue for extended service contracts is recognized ratably over the contract period. Provisions for discounts, warranties, rebates to customers, returns and other adjustments are provided for in the period the related sales are recorded.

Stock-based compensation
The fair value of stock options granted on and after November 1, 2003 is recognized as compensation expense on a straight-line basis over the applicable stock option vesting period. The expense is included in selling, general, and administration expenses in the consolidated statements of operations and as additional paid-in capital grouped within shareholders’ equity on the consolidated statements of financial position. The consideration received on the exercise of stock options is credited to share capital at the time of exercise along with the associated amount of additional paid-in capital.

Certain incentive compensation plans of the Company base the determination of compensation to be paid in the future on the price of the Company’s publicly traded shares at the time of payment or time of the grant date. Expenses related to these plans are recorded as a liability and charged to income over the period in which the amounts are earned, based on an estimate of the current fair value of amounts that will be paid in the future.

Stock-based compensation expenses relating to certain employees of MDS Analytical Technologies and MDS Pharma Services are included in the results of discontinued operations.

Pension, post-retirement and other post-employment benefit plans
We offer a number of benefit plans that provide pension and other post-retirement benefits. The current service cost of benefit plans is charged to income. Cost is computed on an actuarial basis using the projected benefits method and based on management’s best estimates of investment yields, salary escalation, and other factors.

We recognize the funded status of our defined benefit plans on its consolidated statements of financial position; recognizes gains, losses, and prior service costs or credits that arise during the period that are not recognized as components of net periodic benefit cost as a component of accumulated other comprehensive income, net of tax; measures its defined benefit plan assets and obligations as of the date of the Company’s fiscal year-end consolidated statements of financial position; and discloses additional information in the notes to the consolidated financial statements about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition assets or obligations.

The expected costs of post-employment benefits, other than pensions, for active employees are accrued in the years in which employees provide service to the Company. Adjustments resulting from plan amendments, experience gains and losses, or changes in assumptions are amortized over the remaining average service term of active employees. Other post-employment benefits are recognized when the event triggering the obligation occurs.

Income taxes
Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We provide a valuation allowance against its deferred tax assets when it believes that it is more likely than not that the asset will not be realized.

We determine whether it is more likely than not that a tax position will be sustained upon examination. The tax benefit of any tax position that meets the more-likely-than-not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon resolution of the contingency. To the extent, a full benefit is not expected to be realized on the uncertain tax position, an income tax liability is established. Interest and penalties on income tax obligations are included in income tax expense.

The calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across the Company’s global operations. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from current estimates of the tax liabilities. If the Company’s estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities may result in income tax benefits being recognized in the period when it is determined that the liabilities are no longer necessary. Substantially all of these potential income tax liabilities are included in income taxes payable or netted against income taxes recoverable on the consolidated statements of financial position.

Investment tax credits related to the acquisition of assets are deferred and amortized to income on the same basis as the related assets, while those related to current expenses are included in the determination of income for the year.  All non-refundable investment tax credits recognized in income are recorded as a reduction in income tax expense for the year.

Foreign currency translation
Although we report our financial results in U.S. dollars, the functional currency of the Company’s Canadian operations is Canadian dollars. The functional currencies of the Company’s foreign subsidiaries are their local currencies. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currencies of operations at prevailing year-end exchange rates. Non-monetary assets and liabilities are translated into functional currencies at historical rates. Assets and liabilities of foreign operations with a functional currency other than U.S. dollars are translated into U.S. dollars at prevailing year-end exchange rates, while revenue and expenses of these foreign operations are translated into U.S. dollars at average monthly exchange rates. The Company’s net investments in foreign subsidiaries are translated into U.S. dollars at historical exchange rates.

Exchange gains and losses on foreign currency transactions are recorded in Other expenses (income), net. Upon the sale or upon complete or substantially complete liquidation of an investment in a foreign (non-Canadian functional currency) entity, the amount attributable to that entity and accumulated in the translation adjustment component of the equity is removed from the separate component of equity and reported as part of the gain or loss on sale or liquidation of the investment in the period during which the sale or liquidation occurs.

Exchange gains or losses arising on translation of the Company’s net equity investments in these foreign subsidiaries and those arising on translation of foreign currency long-term liabilities designated as hedges of these investments are recorded in Other comprehensive income (OCI).

Upon reduction of the Company’s investment in the foreign (non-Canadian) subsidiary, due to a sale or complete or substantially complete liquidation, the amount from the reporting currency translation as well as the offsetting amount from the translation of foreign currency long-term liabilities included in Accumulated other comprehensive income (AOCI) are recognized in income.

Derivative financial instruments
In the normal course of business, we use derivative financial instruments to manage foreign currency exchange rate risks. Derivative transactions are governed by a uniform set of policies and procedures covering areas such as authorization, counterparty exposure and hedging practices. Positions are monitored based on changes in foreign currency exchange rates and their impact on the market value of derivatives. Credit risk on derivatives arises from the potential for counterparties to default on their contractual obligations to the Company. We limit our credit risk by dealing with counterparties that are considered to be of high credit quality. We do not enter into derivative transactions for trading or speculative purposes. We record derivatives at fair value either as other current assets or accrued liabilities on the consolidated statements of financial position. We determine the fair value of the derivative financial instruments using relevant market inputs when no quoted market prices exist for the instruments. The fair value of the derivative financial instruments is determined by comparing the rates when the derivatives are acquired to the market rates at period-end. The key inputs include interest rate yield curves, foreign exchange spot and forward rates. We classify cash flows from its derivative programs as cash flows from operating activities in the consolidated statements of cash flows.

The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. In order for a derivative to qualify for hedge accounting, the derivative must be formally designated as a fair value, cash flow or net investment hedge by documenting the relationship between the derivative and the hedged item. The documentation includes a description of the hedging instrument, the hedged item, the risk being hedged, the Company’s risk management objective and strategy for undertaking the hedge, the method for assessing the effectiveness of the hedge and the method for measuring hedge ineffectiveness. Additionally, the hedge relationship must be expected to be highly effective at offsetting changes in either the fair value or cash flows of the hedged item at both inception of the hedge and on an ongoing basis. We assess the ongoing effectiveness of its hedges on a quarterly basis.

Derivatives not designated as hedges are recorded at fair value on the consolidated statements of financial position, with any changes in the mark to market being recorded in the consolidated statements of operations. Interest rate swap contracts may be used as part of the Company’s program to manage the fixed and floating interest rate mix of the Company’s total debt portfolio and the overall cost of borrowing. We use short-term foreign currency forward exchange contracts to hedge the revaluations of the foreign currency balances. We have also identified embedded derivatives in certain supply contracts.

Management’s Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting
An effective system of disclosure controls and procedures and internal control over financial reporting is highly dependent upon adequate policies and procedures, human resources and information technology. All control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention or overriding of the controls or procedures.  As a result, there is no certainty that our disclosure controls and procedures or internal control over financial reporting will prevent all errors or all fraud.  In addition, changes in business conditions or changes in the nature of the Company’s operations may render existing controls inadequate or affect the degree of compliance with policies and procedures.  Accordingly, even disclosure controls and procedures and internal control over financial reporting determined to be effective can only provide reasonable assurance of achieving their control objectives.

Disclosure controls and procedures
Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.  Management of Nordion, including the CEO and CFO, has evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators.  Based on that evaluation, management of Nordion, including the CEO and CFO, have concluded that, as a result of the material weakness described below in Management’s annual report on internal control over financial reporting, disclosure controls and procedures were not effective as of October 31, 2010.

Internal control over financial reporting
Management of Nordion, under the supervision of the CEO and CFO, is responsible for the design and operation of internal control over financial reporting and evaluates the effectiveness of these controls on an annual basis using the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation and because of the material weakness described below, management has concluded that internal control over financial reporting was not effective as of October 31, 2010.  A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

As of October 31, 2010, the Company did not maintain effective internal control over financial reporting in the accounting for income taxes related to historical transactions.  Specifically, management did not complete a process of evaluating the accounting and reporting of its income tax accounts based on the complex transactions of prior years, particularly considering the reduced size and scope of the Company which has resulted in a significantly reduced level of materiality.  While this material weakness is not pervasive in scope, it resulted in non-material errors to the financial statements that were identified and corrected prior to release and, accordingly, there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Notwithstanding the material weakness mentioned above, management has concluded that the consolidated financial statements included in this annual report present fairly, in all material respects, the Company’s financial position as of October 31, 2010 and 2009, and its results of operations and cash flows for each of the three years ended October 31, 2010, in conformity with U.S. GAAP.

Ernst & Young LLP, a registered public accounting firm has audited the consolidated financial statements of MDS for the fiscal year ended October 31, 2010, has also issued a report on the Company’s consolidated financial statements and internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States).  A copy of their reports dated January 20, 2011 are included in the Consolidated Financial Statements.

Remediation of the material weakness from the prior year and related material changes in internal control over financial reporting
Management previously concluded that, as of October 31, 2009, the strategic repositioning plan and its associated technical complexities and volume of work created a combination of deficiencies which in the aggregate were determined to be a material weakness in the Company’s internal control over financial reporting.  Specifically, the design of an integrated system of controls over the accounting and reporting for discontinued operations, including incomes taxes, was not adequate. In addition, the technical complexity and volume of work associated with the strategic repositioning plan placed substantial demands on the Company’s tax resources, which in turn diminished the operating effectiveness of our internal controls for both routine and non-routine income tax accounting and reporting.

Management implemented a number of measures during fiscal 2010 designed to remediate these identified control deficiencies including:
•
hiring of several new staff members who hold professional accounting designations, and the retention of several key senior finance and tax employees, during the strategic repositioning of the Company and the move of corporate headquarters from Toronto, Canada to Ottawa, Canada.  These measures helped mitigate the impact of the departure of a number of finance executives during this period;

•	implementing specific transition plans to allow for knowledge transfer to other members of the Company’s finance organization, and the retention of key documents;
•	augmenting technical accounting and tax resources with external support from professional accounting firms other than our independent registered public accounting firm, and;
•	further strengthening of the design of internal controls over complex and non-routine transactions.

Collectively, management considers these actions to represent material changes in the Company’s internal control over financial reporting.   Further, except for the narrow material weakness described above, management considers the prior year material weakness to be remediated.

During the fourth quarter of fiscal 2010, management has continued to strengthen and improve controls related to the remaining material weakness.  This includes the development of a plan to review the historical tax positions and exposures for all legal entities in a complete and effective manner and in light of a lower reporting materiality.  The addition of new staff during 2010 has allowed us to make progress on this matter  and we expect we will complete it in fiscal 2011.

Caution regarding forward-looking statements
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including under applicable Canadian securities laws and the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. This document contains forward-looking statements including the strategy of the continuing businesses, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “could”, “should”, “would”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “project”, “expect”, “intend”, “indicate”, “forecast”, “objective”, “optimistic”, and words and expressions of similar import, are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: management of operational risks; our ability to secure a reliable supply of raw materials, particularly cobalt and critical medical isotopes; the effects of competition in the markets in which we operate; our ability to manage long-term supply commitments; our reliance on one customer for the majority of our sales of medical isotopes; our ability to maintain regulatory approval for the manufacturing, distribution and sale of our products; the strength of the global economy, in particular the economies of Canada, the U.S., the European Union, Asia, and the other countries in which we conduct business; the stability of global equity markets; assets and liabilities that we retained from the businesses sold; obligations retained and projected adjustments thereto; successful implementation of structural changes, including restructuring plans; our ability to complete other strategic transactions and to execute them successfully; our ability to negotiate future credit agreements, which may or may not be on terms favorable to us; the impact of the movement of the U.S. dollar relative to other currencies, particularly the Canadian dollar and the Euro; changes in interest rates in Canada, the U.S., and elsewhere; the timing and technological advancement of new products introduced by us or by our competitors; our ability to manage our research and development; the impact of changes in laws, trade policies and regulations including health care reform, and enforcement thereof; regulatory actions; judicial judgments and legal proceedings, including legal proceedings described in this document; our ability to maintain adequate insurance; our ability to successfully realign our organization, resources and processes; our ability to retain key personnel; our ability to have continued and uninterrupted performance of our information technology and financial systems; our ability to compete effectively; the risk of environmental liabilities; new accounting standards that impact the policies we use to report our financial condition and results of operations; uncertainties associated with critical accounting assumptions and estimates; the possible impact on our businesses from third-party special interest groups; our ability to negotiate and maintain collective-bargaining agreements for certain of our employees; natural disasters; public-health emergencies and pandemics; international conflicts and other developments including those relating to terrorism; other risk factors described in our AIF; and our success in anticipating and managing these risks.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf, except as required by law.